Exhibit 13

                       < United Security Bank - COVER >

      United Security Bank - Inside cover - Financial Highlights (Graphs)

United Security Bank - About Us...

Founded in 1987, United Security Bank is a state-chartered independent community bank headquartered in Fresno, California. United Security Bank was established by local business people with the purpose of providing a full range of competitively priced commercial banking services primarily to the business and professional community and individuals located in Fresno and Madera Counties. We ended our first full year of operations with one branch, $24 million in assets, $18 million in deposits, and $13 million in loans. After thirteen years, two mergers and four branch acquisitions, United Security Bank currently operates seven branches in an area from eastern Madera County to Western Fresno County and employs 85 people. Today, with more than $356 million in assets, $271 million in deposits and $260 million in loans, we continue to seek opportunities for profitable growth in our market area while enhancing the financial services offered to our customers.

United Security Bank has seven branches including two in Fresno, and one each in Oakhurst, Caruthers, San Joaquin, Firebaugh and Coalinga. We offer a wide array of loan and deposit products provided to individuals and small to medium sized businesses. As a local independent bank, we believe strongly in the principles of community banking - prompt response and superior personal service. Expertise in such areas as commercial real estate and construction lending, as well as small business financing, enables us to provide a quality level of service not found elsewhere.

Our primary business strategy at United Security Bank is to increase market share in the local communities we serve, as well as to expand into new markets when sound business opportunities present themselves. This growth strategy is based on enhancing shareholder value through increased and consistent net income and earnings per share. We will pursue acquisitions and opportunities to expand only when it makes strategic business sense for our shareholders.

United Security Bank has consistently received the highest bank ratings for safety and soundness. We consistently maintain a "Super Premier Performing Bank" rating as determined by the Findley Reports and are rated outstanding by bank regulators in Community Reinvestment Act (CRA) performance. We are also regularly awarded a "5-Star Rating" by Bauer Financial Reports, while Veribank recognizes our institution as a top "Blue Ribbon Bank."

To Our Shareholders, Clients and Friends,

United Security Bank experienced its best year ever during 2000, with record earnings and strong asset growth. Net income for the year was $6.3 million or $1.16 basic, $1.12 diluted per common share as compared to $4.9 million or $0.95 basic, $0.89 diluted per common share in 1999. This represents an increase of $1.3 million or 27 percent between the two years. Return on average assets was
1.95 percent and the return on average shareholders' equity was 20.05 percent for the year ended December 31, 2000. Shareholders' equity increased $5.4 million to $34 million, and resulted in total risk-based capital to risk-weighted assets of 10.85 percent at year-end, exceeding the minimum regulatory requirement of 8 percent, and Tier 1 risk-based capital to risk-weighted assets of 9.65 percent at year-end, also exceeding the minimum regulatory requirement of 4 percent.

During 2000, United Security Bank enjoyed significant asset growth, as total assets grew from $281.5 million to $356.8 million, an increase of 27 percent. With deposit growth of $33.0 million and the use of borrowing lines, the Bank was able to generate loan growth of $63.1 million during the year. Loan growth was achieved in all categories while still maintaining a high level of asset quality throughout the portfolio. Over the past year, the Bank has strengthened its earning asset mix to produce a stronger yielding and more productive balance sheet. We believe that United Security Bank is strategically positioned to achieve continued strong returns for its shareholders in the future.

United Security has increased dividends each year since its formation, and 2000 was no exception. In recognition of the Bank's continued strong performance, the Board of Directors again increased the annual dividends to its shareholders by 25 percent to $.40 per common share. This is the 13th consecutive annual increase in the cash dividend since inception, and represents our 49th consecutive quarterly dividend paid. During 2000, the Bank introduced a Dividend Reinvestment Plan through which shareholders may automatically reinvest their quarterly dividends in the Bank's stock, without the cost of a brokerage fee. During the first quarter of 2001, the Bank made application to become a NASDAQ listed company. The NASDAQ listing provides greater exposure for the Bank and may provide greater liquidity for our stock in the marketplace. We anticipate the application process to be completed during the second quarter of 2001.

Changes in the banking industry continue to present additional challenges and offer new opportunities for United Security Bank. We recognize the increased emphasis placed on technology in the banking industry, and in business as a whole, and as a result continue to seek new products and services that capitalize on those technological advances. The Bank introduced its Internet Banking program during 2000, providing greater accessibility and flexibility for our customers. During the year, the Bank enhanced its ATM network with real-time on-line information that is updated immediately. We also introduced imaged checking statements, which not only saves postage costs while still providing customers a copy of their checks, but allows us to obtain a copy of a customer's check within minutes. In the first quarter of 2001, customers will have the added ability to access bill paying services through the Internet Banking program.

At United Security Bank, we continue to plan for growth in new and existing markets, and to seek acquisitions and opportunities to expand that make strategic business sense for our shareholders. We are excited about future opportunities , and look forward to greater challenges and profitability in the upcoming years. As we begin the new year, our objectives remain constant: commitment to the communities we serve, quality service to our customers, and strong financial performance to our shareholders. We are grateful to our valued customers, dedicated employees and loyal shareholders who make this possible. Each is equally important to the ongoing success of United Security Bank. Thank you again for your continued support.

Sincerely


Dennis R. Woods                                       Ronnie D. Miller
Chairman of the Board & President                     Vice Chairman of the Board

United Security Bank
Statements of Condition - Balance Sheets
December 31, 2000 and 1999

                                                                           2000             1999
                                                                     ---------------------------------
Assets
   Cash and due from banks (Note 15)                                  $  19,175,763    $  11,815,235
   Federal funds sold and securities purchased under
      agreements to resell (Note 2)                                               0                0
                                                                     ---------------------------------
        Cash and cash equivalents                                        19,175,763       11,815,235

   Securities available for sale (Note 3)                                49,757,963       46,548,256
   Securities held to maturity (Note 3)                                  10,248,105       10,247,446
                                                                     ---------------------------------
        Total investment securities                                      60,006,068       56,795,702

   Loans (Note 4)                                                       261,368,973      198,268,637
       Unearned fees                                                       (793,647)        (392,876)
       Allowance for credit losses                                       (3,772,943)      (2,642,525)
                                                                     ---------------------------------
           Net loans                                                    256,802,383      195,233,236

   Accrued interest receivable                                            3,545,160        2,048,537
   Premises and equipment - net (Note 5)                                  3,401,703        3,893,329
   Other real estate owned                                                2,958,841          663,235
   Intangible assets                                                      3,019,587        3,379,144
   Cash surrender value of life insurance (Note 11)                       2,301,765        2,206,064
   Investment in limited partnership (Note 8)                             2,079,557        2,257,301
   Deferred income taxes (Note 9)                                         1,240,260        1,030,867
   Other assets                                                           2,301,326        2,208,658
                                                                     ---------------------------------
Total Assets                                                          $ 356,832,413    $ 281,531,308
                                                                     =================================
Liabilities & Shareholders' Equity
Liabilities
   Deposits (Note 6)
      Noninterest bearing                                             $  52,897,725    $  50,910,447
      Interest bearing                                                  218,964,804      187,952,593
                                                                     ---------------------------------
          Total deposits                                                271,862,529      238,863,040

   Federal funds purchased and securities sold
      under agreements to repurchase (Note 7)                            47,524,000       11,912,510
   Other borrowings (Notes 7 and 11)                                        693,328                0

   Accrued interest payable                                               1,243,757        1,079,155
   Income taxes payable                                                      63,949          (15,582)
   Accounts payable and other liabilities                                 1,695,631        1,376,191
                                                                     ---------------------------------
          Total liabilities                                             323,083,194      253,215,314

Commitments and Contingent Liabilities (Notes 4 and 12)

Shareholders' Equity (Notes 10, 13 and 15):
   Common  stock, no par value
      10,000,000 shares authorized, 5,419,487 and 5,230,949
      shares issued and outstanding, in 2000 and 1999, respectively      19,178,104       17,986,895
   Retained earnings                                                     14,916,233       10,726,115
   Unearned ESOP shares (Note 11)                                                                  0
   Accumulated other comprehensive income (loss)                            336,547         (397,016)
                                                                     ---------------------------------
Total shareholders' equity                                               33,749,219       28,315,994
                                                                     ---------------------------------
Total Liabilities and Shareholders' Equity                            $ 356,832,413    $ 281,531,308
                                                                     =================================

        See notes to financial statements

United Security Bank
Statements of Income and Comprehensive Income
Years Ended December 31, 2000, 1999 and 1998

                                                                         2000           1999            1998
                                                                    ----------------------------------------------
Interest Income
     Loans, including fees                                           $ 24,738,732   $ 17,779,540    $ 16,209,409
     Investment securities - available for sale - taxable               3,195,590      2,360,264       1,391,521
     Investment securities - held to maturity - taxable                   602,234        633,159         742,698
     Investment securities - available for sale - nontaxable              162,378        165,235         189,904
     Federal funds sold and securities purchased under
       agreements to resell                                               242,470        982,114       2,985,825
                                                                    ----------------------------------------------
          Total interest income                                        28,941,404     21,920,312      21,519,357

Interest Expense
     Interest on deposits (Note 6)                                      9,693,895      7,814,409       8,597,278
     Interest on other borrowings                                       1,850,154        111,033           7,781
                                                                    ----------------------------------------------
           Total interest expense                                      11,544,049      7,925,442       8,605,059

Net Interest Income Before Provision for Credit Losses                 17,397,355     13,994,870      12,914,298

Provision for Credit Losses (Note 4)                                    1,580,000      1,025,000       1,200,000
                                                                    ----------------------------------------------
Net Interest Income                                                    15,817,355     12,969,870      11,714,298

Noninterest Income
     Customer service fees                                              2,233,623      2,378,620       2,414,115
     Gain on sale of securities                                             5,649              0               0
     Gain (loss) on sale of OREO                                           62,215        157,887         (32,924)
     Gain on sale of fixed assets                                           1,552          2,772         196,062
     Other                                                                234,312        241,290         219,506
                                                                    ----------------------------------------------
          Total noninterest income                                      2,537,351      2,780,569       2,796,759

Noninterest Expense (Notes 11 and 12)
     Salaries and employee benefits                                     3,953,523      3,219,134       2,959,430
     Occupancy expense                                                  1,608,173      1,589,992       1,461,572
     Data processing                                                      540,460        514,331         466,195
     Professional fees                                                    311,772        539,038         338,270
     Director fees                                                        173,900        166,500         166,700
     Amortization of intangibles                                          359,557        372,040         350,357
     Correspondent bank service charges                                   202,332        183,627         252,154
     Other                                                              1,498,690      1,312,729       1,595,925
                                                                    ----------------------------------------------
          Total noninterest expense                                     8,648,407      7,897,391       7,590,603
                                                                    ----------------------------------------------
Income Before Taxes on Income                                           9,706,299      7,853,048       6,920,454

Taxes on Income (Note 9)                                                3,449,696      2,930,285       2,704,114
                                                                    ----------------------------------------------
Net Income                                                           $  6,256,603   $  4,922,763    $  4,216,340
                                                                    ==============================================
Other Comprehensive Income (loss), net of tax (Note 17):
   Unrealized (loss) gain on available-for-sale securities -
     net income tax (benefit) of $489,042, ($348,273), and $30,527        733,563       (522,410)         45,793
                                                                    ----------------------------------------------
Comprehensive Income                                                 $  6,990,166   $  4,400,353    $  4,262,133
                                                                    ==============================================
Net income per common share (Note 13):
   Basic                                                             $       1.16   $       0.95    $       0.82
                                                                    ==============================================
   Diluted                                                           $       1.12   $       0.89    $       0.77
                                                                    ==============================================
Shares on which net income per share were based (Note 13):
   Basic                                                                5,374,734      5,202,324       5,154,748
                                                                    ==============================================
   Diluted                                                              5,587,292      5,514,544       5,490,891
                                                                    ==============================================

      See notes to financial statements

United Security Bank
Statements of Shareholders' Equity
Years Ended December 31, 2000, 1999 and 1998

                                                      Common Stock                                   Accumulated
                                               --------------------------                 Unearned      Other
                                                  Number                    Retained        ESOP    Comprehensive
                                                of Shares      Amount       Earnings       Shares    Income (loss)      Total
                                               ----------------------------------------------------------------------------------
Balance January 1, 1998                         5,122,557    $17,179,797   $ 4,391,931   $       0     $  79,601    $ 21,651,329

  Director/Employee stock options exercised        46,542        252,431                                                 252,431

  Tax benefit of stock options exercised                          96,199                                                  96,199

  Net changes in unrealized gain
     (loss) on available-for-sale securities
     (net of income tax of $30,527)                                                                       45,793          45,793

  Dividends on common stock
      ($0.24 per share)                                                     (1,273,475)                               (1,273,475)

  Adjustment in shares issued -
     Golden Oak Merger                                888          1,480        (1,480)                                        0

  Net Income                                                                 4,216,340                                 4,216,340
                                               ----------------------------------------------------------------------------------
Balance, December 31, 1998                      5,169,987     17,529,907     7,333,316           0       125,394      24,988,617

  Director/Employee stock options exercised        60,962        322,154                                                 322,154

  Tax benefit of stock options exercised                         134,834                                                 134,834

  Net changes in unrealized gain
     (loss) on available-for-sale securities
     (net of income tax benefit of $348,273)                                                            (522,410)       (522,410)

  Dividends on common stock
     ($0.28 per share)                                                      (1,529,964)                               (1,529,964)

  Net Income                                                                 4,922,763                                 4,922,763
                                               ----------------------------------------------------------------------------------
Balance, December 31, 1999                      5,230,949     17,986,895    10,726,115           0      (397,016)     28,315,994

  Director/Employee stock options exercised       227,657      1,049,998                                               1,049,998

  Tax benefit of stock options exercised                         141,600                                                 141,600

  Net changes in unrealized gain
     (loss) on available-for-sale securities
     (net of income tax of $489,042)                                                                     733,563         733,563

  Dividends on common stock
     ($0.36 per share)                                                      (2,066,485)                               (2,066,485)

  Unearned ESOP shares purchased                  (46,861)                                (816,570)                     (816,570)

  Release of unearned ESOP shares                   7,742           (389)                  134,905                       134,516

  Net Income                                                                 6,256,603                                 6,256,603
                                               ----------------------------------------------------------------------------------
Balance, December 31, 2000                      5,419,487    $19,178,104   $14,916,233   ($681,665)    $ 336,547    $ 33,749,219
                                               ==================================================================================

See notes to financial statements

United Security Bank
Statements of Cash Flows
Years Ended December 31, 2000, 1999 and 1998

                                                                             2000            1999            1998
                                                                        ----------------------------------------------
Cash Flows From Operating Activities:
   Net income                                                           $  6,256,603    $   4,922,763    $  4,216,340
   Adjustments to reconcile net income to cash provided
       by operating activities:
      Provision for credit losses                                          1,580,000        1,025,000       1,200,000
      Depreciation and amortization                                        1,162,570        1,134,482       1,028,767
      Amortization of investment securities                                  (25,239)          (2,077)        (69,968)
      Gain on sale of securities                                              (5,649)               0               0
      Increase in accrued interest receivable                             (1,496,623)        (185,863)       (664,055)
      Increase in accrued interest payable                                   164,602          116,976         308,629
      Increase (decrease) in unearned fees                                   400,771          (67,523)       (184,479)
      Increase (decrease) in income taxes payable                             79,531         (236,709)        194,058
      Deferred income taxes                                                 (698,435)        (192,840)        214,230
      Increase (decrease) in accounts payable and accrued liabilities        191,967           (3,030)         19,784
      Write-down of other real estate owned                                    6,000                0         130,000
      (Gain) loss on sale of other real estate owned                         (62,215)        (157,887)         32,924
      Gain on sale of assets                                                  (1,552)          (2,772)       (196,062)
      Increase in surrender value of life insurance                          (95,701)         (95,700)        (95,645)
      Loss on limited partnership interest                                   172,893          105,079          61,443
      Net (increase) decrease in other assets                               (174,510)        (160,095)        604,557
                                                                        ----------------------------------------------
Net cash provided by operating activities                                  7,455,013        6,199,804       6,800,523

Cash Flows From Investing Activities:
   Purchases of available-for-sale securities                            (21,562,332)     (97,224,300)    (82,103,638)
   Purchases of held-to-maturity securities                                        0                0     (20,240,469)
   Redemption (purchase) of FHLB/FRB Stock                                   242,300         (409,900)       (195,900)
   Maturities and calls of available-for-sale securities                  12,128,316      117,117,037      32,243,592
   Maturities and calls of held-to-maturity securities                             0       10,000,000               0
   Sales of available-for-sale securities                                  7,477,144        2,436,257               0
   Investment in limited partnership                                               0         (783,055)              0

   Net increase in loans                                                 (66,135,069)     (45,179,359)    (13,190,501)

   Proceeds from sales of other real estate owned                            476,268        1,226,958         650,565
   Capital expenditures for other real estate owned                                0          (16,490)        (66,036)
   Capital expenditures for premises and equipment                          (311,435)      (1,077,028)       (954,706)
   Proceeds from sale of premises and equipment                                1,600           19,906         129,870
                                                                        ----------------------------------------------
Net cash used in investing activities                                    (67,683,208)     (13,889,974)    (83,727,223)

Cash Flows From Financing Activities:
   Net increase (decrease) in demand deposit & savings accounts              629,817         (131,075)     10,222,523
   Net increase (decrease) in certificates of deposit                     32,369,672      (13,479,746)     22,235,291
   Net increase in federal funds purchased                                20,492,000        2,138,000               0
   Net increase in repurchase agreements                                  15,119,490        9,774,510               0
   Director/Employee stock options exercised                               1,049,998          322,154         252,431
   Proceeds from ESOP borrowings                                             816,570                0               0
   Repayment of ESOP borrowings                                             (133,242)               0               0
   Purchase of unearned ESOP shares                                         (816,570)               0               0
   Payment of dividends                                                   (1,939,012)      (1,455,374)     (1,236,390)
                                                                        ----------------------------------------------
Net cash provided by (used in) financing activities                       67,588,723       (2,831,531)     31,473,855
                                                                        ----------------------------------------------
Net increase (decrease) in cash and cash equivalents                       7,360,528      (10,521,701)    (45,452,845)
Cash and cash equivalents at beginning of period                          11,815,235       22,336,936      67,789,781
                                                                        ----------------------------------------------
Cash and cash equivalents at end of period                              $ 19,175,763    $  11,815,235    $ 22,336,936
                                                                        ==============================================

See notes to financial statements

UNITED SECURITY BANK
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

      Basis of Presentation - United Security Bank, ("USB" or the "Bank") operates as one business segment providing banking services to commercial establishments and individuals primarily in the San Joaquin Valley of California.

      On July 27, 1999, the Board of Directors declared a three-for-one stock split on the Bank's common stock to shareholders of record on September 15, 1999. The split was approved by the California Department of Financial Institutions and the stock split was effective October 1, 1999. Consequently, all references to the number of common shares and per share amounts have been restated for all periods presented to reflect the three-for-one stock split.

      Nature of Operations - The Bank operates seven branches in an area from eastern Madera County to western Fresno County. The Bank's primary source of revenue is providing loans to customers, who are predominantly small and middle-market businesses and middle-income individuals. The Bank engages in a full compliment of lending activities, including real estate mortgage, commercial and industrial, real estate construction, agricultural and consumer loans, with particular emphasis on short and medium term obligations.

      During the fourth quarter of 1998, the Bank filed an application with the California State Banking Department and other regulatory authorities to convert from a national bank to a state-chartered bank. The shareholders approved the conversion in January of 1999, and the Bank was granted approval to operate as a state-chartered bank on February 3, 1999.

      The Bank offers a wide range of deposit instruments. These include personal and business checking accounts and savings accounts, interest-bearing negotiable order of withdrawal ("NOW") accounts, money market accounts and time certificates of deposit. Most of the Bank's deposits are attracted from individuals and from small and medium-sized business-related sources.

      The Bank also offers a wide range of specialized services designed to attract and service the needs of commercial customers and account holders. These services include cashiers checks, travelers checks, money orders, and foreign drafts. In addition, the Bank recently began to offer Internet banking services to its commercial and retail customers. The Bank does not operate a trust department; however it makes arrangements with its correspondent bank to offer trust services to its customers upon request.

      Neither the Bank's business or liquidity is seasonal, and there has been no material effect upon the Bank's capital expenditures, earnings or competitive position as a result of federal, state or local environmental regulation.

      Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Significant Accounting Policies - The accounting and reporting policies of the Bank conform to generally accepted accounting principles and to prevailing practices within the banking industry. The following is a summary of significant policies:

      a. Securities - Debt and equity securities classified as available for sale are reported at fair value, with unrealized gains and losses excluded from net income and reported, net of tax, as a separate component of comprehensive income and shareholders' equity. Debt securities classified as held to maturity are carried at amortized cost. Gains and losses on disposition are reported using the identified certificate method for the adjusted basis of the securities sold.

            The Bank classifies its securities as available for sale or held to maturity. The Bank periodically reviews its investment portfolio on an individual security basis. Securities that are to be held for indefinite periods of time (including, but not limited to, those that management intends to use as part of its asset/liability strategy, those which may be sold in response to changes in interest rates, changes in prepayments or any such other factors) are classified as securities available for sale. Securities which the Bank has the ability and intent to hold to maturity are classified as held to maturity.

      b. Loans - Interest income on loans is credited to income as earned and is calculated by using the simple interest method on the daily balance of the principal amounts outstanding. Loans are placed on non-accrual status when principal or interest is past due for 90 days and/or when management believes the collection of amounts due is doubtful. For loans placed on nonaccrual status, the accrued and unpaid interest receivable may be reversed at management's discretion based upon management's assessment of collectability, and interest is thereafter credited to principal to the extent necessary to eliminate doubt as to the collectability of the net carrying amount of the loan.

            Nonrefundable fees and related direct costs associated with the origination or purchase of loans are deferred and netted against outstanding loan balances. The net deferred fees and costs are generally amortized into interest income over the loan term using a method which approximates the interest method. Other credit-related fees, such as standby letter of credit fees, loan placement fees and annual credit card fees are recognized as noninterest income during the period the related service is performed.

            Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or as a practical expedient at the loan's observable market rate or the fair value of the collateral if the loan is collateral dependent.

      c. Allowance for Credit Losses - The allowance for credit losses is maintained to provide for losses that can reasonably be anticipated. The allowance is based on ongoing quarterly assessments of the probable losses inherent in the loan portfolio, and to a lesser extent, unfunded loan commitments.

            The allowance for credit losses is increased by provisions charged to operations during the current period and reduced by loan charge-offs net of recoveries. Loans are charged against the allowance when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit, based on evaluations of the probability of collection. In evaluating the probability of collection, management is required to make estimates and assumptions that affect the reported amounts of loans, allowance for credit losses and the provision for credit losses charged to operations. Actual results could differ significantly from those estimates. These evaluations take into consideration such factors as the composition of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. The Bank's methodology for assessing the adequacy of the allowance for credit losses consists of several key elements, which include the formula allowance, specific allowances, and the unallocated allowance.

            The formula allowance is calculated by applying loss factors to outstanding loans and certain unfunded loan commitments. Loss factors are based on the Bank's historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. The Bank determines the loss factors for problem graded loans (substandard, doubtful, and loss), special mention loans, and pass graded loans, based on a loss migration model. The migration analysis incorporates the Bank's losses over the past twelve quarters (three years) and loss factors are adjusted to recognize and quantify the loss exposure from changes in market conditions and trends in the Bank's loan portfolio. For purposes of this analysis, loans are grouped by internal risk classifications which are "pass", "special mention", "substandard", "doubtful", and "loss". Certain loans are homogenous in nature and are therefore pooled by risk grade. These homogenous loans include consumer installment and home equity loans. Special mention loans are currently performing but are potentially weak, as the borrower has begun to exhibit deteriorating trends, which if not corrected, could jeopardize repayment of the loan and result in further downgrade. Substandard loans have well-defined weaknesses which, if not corrected, could jeopardize the full satisfaction of the debt. A loan classified as "doubtful" has critical weaknesses that make full collection of the obligation improbable. Classified loans, as defined by the Bank, include loans categorized as substandard, doubtful, and loss.

            Specific allowances are established based on management's periodic evaluation of loss exposure inherent in classified loans, impaired loans, and other loans in which management believes there is a probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

            The unallocated portion of the allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. The conditions may include, but are not limited to, general economic and business conditions affecting the key lending areas of the Bank, credit quality trends, collateral values, loan volumes and concentration, and other business conditions.

            The allowance analysis also incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". A loan is considered impaired when management determines that it is probable that the Bank will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the original recorded investment in the loan and the estimated present value of the total expected cash flows, discounted at the loan's effective rate, or the fair value of the collateral, if the loan is collateral dependent. Any differences in the specific allowance amounts calculated in the impaired loan analysis and the migration analysis are reconciled by management and changes are made to the allowance as deemed necessary.

      d. Premises and Equipment - Premises and equipment are carried at cost less accumulated depreciation. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

               Buildings   31 Years          Furniture and equipment   3-7 Years

      e. Other Real Estate Owned - Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lower of the book value of the loan, or fair value of the property, less estimated costs to sell. The excess, if any, of the loan amount over the fair value is charged to the allowance for credit losses. Subsequent declines in the fair value of other real estate owned, along with related revenue and expenses from operations, are charged to to noninterest expense.

      f. Intangible Assets - Intangible assets are comprised of core deposit intangibles and goodwill acquired in business combinations. Core deposit intangibles of $1,390,658 and $1,604,725 (net of accumulated amortization of $744,364 and $530,297) at December 31, 2000 and 1999 are amortized over the estimated useful lives of the existing deposit bases (7 years) using a method which approximates the interest method. Goodwill of $1,628,929 and $1,774,419 (net accumulated amortization of $518,440 and $372,950) at December 31, 2000 and 1999, respectively is amortized on a straight line basis over 15 years.

      g. Income Taxes - Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Bank's assets and liabilities.

      h. Net Income per Share - Basic income per common share is computed based on the weighted average number of common shares outstanding. Diluted income per share includes the effect of stock options and other potentially dilutive securities. ESOP shares are only considered outstanding for earnings per share calculations when they are committed to be released ( Note 13).

      I. Cash Flow Reporting - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and securities purchased under agreements to resell. Federal funds and securities purchased under agreements to resell are generally sold for one-day periods. ( Note 2).

      j. Stock Based Compensation - The Bank accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees".

      k. Long-Lived Assets - The Bank periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets. It does not apply to financial instruments, long-term customer relationships of a financial institution (i.e. core deposit intangibles), mortgage and other servicing rights, or deferred tax assets. Based on such evaluation, the Bank determined that there is no impairment loss to be recognized in 2000 or 1999.

      l. Employee Stock Ownership Plan ("ESOP") - The Bank accounts for shares acquired by its ESOP in accordance with the guidelines established by the American Institute of Certified Public Accounts Statement of

            Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). Under SOP 93-6, the Bank recognizes compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the Bank's ESOP shares committed to be released differ from the cost of those shares, the differential is charged or credited to equity. The ESOP is externally leveraged and, as such, the ESOP debt is recorded as a liability and interest expense is recorded on that debt. The ESOP shares not yet committed to be released are accounted for as a reduction of shareholders' equity.

      m. Reclassifications - Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the classifications used in 2000.

2.    FEDERAL FUNDS SOLD AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

      The Bank did not have any securities purchased under agreements to resell ("repurchase agreements") at December 31, 2000 or December 31, 1999, however, the Bank did have repurchase agreements at various times during both 2000 and 1999. Repurchase agreements are with a registered broker-dealer affiliated with a correspondent bank and work much like federal funds sold, except that the transaction is collateralized by various investment securities. The securities collateralizing such transactions generally consist of U.S. Treasuries, U.S.Government and U.S. Government-sponsored agencies. Like federal funds sold, the repurchase agreements have a maturity of one day, and accordingly, are treated as a cash equivalents. Securities purchased under agreements to resell averaged approximately $2.5 million during 2000 and $17.9 million during 1999. The maximum amount outstanding at any month-end during 2000 was $15.0 million, and $39.2 million during 1999.

3.    INVESTMENT SECURITIES

      Following is a comparison of the amortized cost and approximate fair value of securities available-for-sale:

                                  ----------------------------------------------------------
                                                     Gross         Gross       Fair Value
                                     Amortized     Unrealized   Unrealized     (Carrying
                                       Cost          Gains        Losses         Amount)
                                  ----------------------------------------------------------
December 31, 2000:
   U.S. Government agencies         $42,522,446     $489,030     $(78,794)     $42,932,682
   U.S. Government agency
      collateralized mortgage
      obligations                     1,357,252            0      (15,867)       1,341,385
   Obligations of state and
      political subdivisions          3,317,353       71,743             0       3,389,096
   Other debt securities              2,000,000       94,800             0       2,094,800
                                  ----------------------------------------------------------
                                    $49,197,051     $655,573     ($94,661)     $49,757,963
                                  ==========================================================
December 31, 1999:
   U.S. Government agencies         $32,034,135     $115,364    $(489,011)     $31,660,488
   U.S. Government agency
      collateralized mortgage
      obligations                     1,844,422            0      (40,958)       1,803,464
   Obligations of state and
      political subdivisions          3,402,230            0     (247,089)       3,155,141
   Other debt securities              9,929,163            0             0       9,929,163
                                  ----------------------------------------------------------
                                    $47,209,950     $115,364    ($777,058)     $46,548,256
                                  ==========================================================

      Realized gains on securities available-for-sale totaled $5,649 during 2000, and there were no realized losses on securities available-for-sale during the year. There were no realized gains or losses on securities available-for-sale during 1999. At December 31, 2000, other debt securities with an amortized cost of $2,000,000 and fair market value of $2,094,800 consist of corporate capital securities. At December 31, 1999, other debt securities with an amortized cost and fair market value of $9,929,163 consist of investment grade short-term commercial paper.

      At December 31, 2000 and 1999, the Bank has no securities of any one issuer, excluding U.S. government agency and mortgage-backed securities, that exceed 10% of shareholders' equity.

      At December 31, 2000, available-for-sale securities with an amortized cost of approximately $44,228,000 (fair value of $44,630,000) were pledged as collateral for reverse repurchase agreements, public funds, and treasury tax and loan balances. At December 31, 1999, available-for-sale securities with an amortized cost of approximately $10,550,000 (fair value of $10,626,000) were pledged as collateral for public funds and treasury tax and loan balances.

      Following is a comparison of the amortized cost and approximate fair value of securities held-to-maturity:

                            ----------------------------------------------------
                            Amortized Cost   Gross        Gross
                              (Carrying    Unrealized  Unrealized
                                Amount)      Gains       Losses      Fair Value
                            ----------------------------------------------------
December 31, 2000:
   U.S. Government agencies  $10,248,105       $0        $(74,380)  $10,173,725
                            ====================================================
December 31, 1999:
  U.S. Government agencies   $10,247,446       $0       $(350,596)   $9,896,850
                            ====================================================

      There were no realized gains or losses on sales of held-to-maturity securities during the year ended December 31, 2000 or 1999. At December 31, 2000, held-to-maturity securities with an amortized cost of approximately $10,248,000 (fair value of $10,174,000) were pledged as collateral for public funds (including the State of California) and the Federal Reserve Discount Window. At December 31, 1999, held-to-maturity securities with an amortized cost of approximately $10,247,000 (fair value of $9,897,000) were pledged as collateral for public funds (including the State of California) and the Federal Reserve Discount Window.

      The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2000, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties. Certain securities included in the available-for-sale and securities held-to-maturity categories have periodic call provisions and are generally classified below by their contractual maturities (except $12.5 million in U.S. Government agencies which have contractual maturities of between five and ten years, but because of current interest rate conditions have been placed in the one year or less category - the Bank is reasonably assured that these securities will be called prior to March 31, 2001). Contractual maturities on collateralized mortgage obligations are difficult to anticipate due to allowed paydowns and therefore are presented here separately.

                                                     December 31, 2000
                                               -------------------------------
                                                 Amortized           Fair
Available-for-sale:                                 Cost             Value
                                               -------------------------------
   Due in one year or less                       $12,660,698      $12,695,561
   Due after one year through five years          20,273,525       20,355,532
   Due after five years through ten years                  0                0
   Due after ten years                            14,905,576       15,365,485
   Collateralized mortgage obligations             1,357,252        1,341,385
                                               -------------------------------
      Total available-for-sale                   $49,197,051      $49,757,963
                                               ===============================
Held-to-maturity:
   Due after one year through five years         $10,248,105      $10,173,725
                                               ===============================

4.    LOANS

      Loans are comprised of the following:

                                                 December 31,
                                     ---------------------------------
                                            2000             1999
                                     ---------------------------------
      Commercial and industrial          $66,433,905      $52,274,902
      Real estate - mortgage             113,140,404       77,694,028
      Real estate - construction          61,038,151       55,573,750
      Agricultural                         7,239,866        7,002,706
      Installment/other                   10,291,453        5,723,251
      Lease financing                      3,225,194                0
                                     ---------------------------------
      Total Loans                        261,368,973     $198,268,637
                                     =================================

      The Bank's loans are predominantly in the San Joaquin Valley, and the greater Oakhurst/Madera County area, although the Bank does participate in loans with other financial institutions, primarily in the state of California. Commercial and industrial loans represent 25.4% of the Bank's total loans at December 31, 2000 and have a high degree of industry diversification. A substantial portion of the commercial and industrial loans are secured by accounts receivable, inventory, leases or other collateral. The remainder are unsecured; however, extensions of credit are predicated upon the financial capacity of the borrower. Repayment of commercial loans is generally from the cash flow of the borrower.

      Real estate mortgage loans, representing 43.3% of the Bank's total loans at December 31, 2000, are secured by trust deeds on primarily commercial property. Repayment of real estate mortgage loans is generally from the cash flow of the borrower.

      Real estate construction loans, representing 23.4% of the Bank's total loans at December 31, 2000, consist of loans to residential contractors which are secured by single family residential properties. All real estate loans have established equity requirements. Repayment on construction loans is generally from long-term mortgages with other lending institutions.

      Agricultural loans represent 2.8% of the Bank's total loans at December 31, 2000 and are generally secured by land, equipment, inventory and receivables. Repayment is from the cash flow of the borrower.

      Loans over 90 days past due and accruing interest totaled $595,009 at December 31, 2000. There were no loans over 90 days past due and still accruing interest at December 31, 1999. Nonaccrual loans at December 31, 2000 and 1999, totaled $2,809,647 and $4,373,291. The interest income that would have been recorded on nonaccrual loans for the years ended December 31, 2000, 1999 and 1998 was $540,043, $332,073, and $295,674.

      Loan maturities of the loan portfolio, excluding installment and other loans, at December 31, 2000 are as follows:

         Within             One to             After
        One Year          Five Years         Five Years         Total
      -------------------------------------------------------------------
      $107,553,450       $75,208,009        $68,316,061      $251,077,520
      ============       ===========        ===========      ============

      The Bank has, and expects to have, lending transactions in the ordinary course of its business with directors, officers, principal shareholders and their affiliates. These loans are granted on substantially the same terms, including interest rates and collateral, as those prevailing on comparable transactions with unrelated parties, and do not involve more than the normal risk of collectibility or present unfavorable features. These loans are summarized below:

                                                     Year Ended December 31,
                                                 ------------------------------
                                                      2000             1999
                                                 ------------------------------
Aggregate amount outstanding, beginning of year    $1,583,612      $1,000,551
New loans or advances during year                     418,923         920,684
Repayments during year                               (486,391)       (337,623)
Other (1)                                            (656,525)              0
                                                 ------------------------------
Aggregate amount outstanding, end of year            $859,619      $1,583,612
                                                 ==============================
Loan commitments                                     $261,097      $1,236,803
                                                 ==============================

            (1) During the first quarter of 2000, one of the Bank's directors resigned from the Board of Directors. This figure represents the removal of their outstanding balances at December 31, 2000. The outstanding loan commitments of this director had been $925,000 at December 31, 1999.

      An analysis of the changes in the allowance for credit losses is as follows:

                                                  Year Ended December 31,
                                           ------------------------------------
                                              2000         1999        1998
                                           ------------------------------------
Balance, beginning of year                 $2,642,525   $1,907,467  $2,143,994
Provision charged to operations             1,580,000    1,025,000   1,200,000
Losses charged to allowance                  (474,153)    (312,375) (1,586,366)
Recoveries on loans previously charged off     24,571       22,433     149,839
                                           ------------------------------------
Balance, end of the year                   $3,772,943   $2,642,525  $1,907,467
                                           ====================================

      The allowance for credit losses represents management's estimate of the risk inherent in the loan portfolio based on current economic conditions, collateral values and economic prospects of borrowers. Significant changes in these estimates might be required in the event of a downturn in the economy and/or the real estate market in the San Joaquin Valley, and the greater Oakhurst and Madera County area.

      At December 31, 2000 and 1999, the Bank's recorded investment in loans for which impairment has been recognized totaled $3,393,159 and $6,620,952. Included in total impaired loans at December 31, 2000 is $137,948 of impaired loans for which the related specific allowance is $83,982, as well as $3,255,211 of impaired loans that as a result of write-downs or the fair value of the collateral, did not have a specific allowance. At December 31, 1999, total impaired loans included $203,120 for which the related specific allowance is $106,721, as well as $6,417,832 of impaired loans that as a result of write-downs or the fair value of the collateral, did not have a specific allowance. The average recorded investment in impaired loans was $5,437,373 during 2000 and $4,606,681 during 1999. The Bank uses the cash basis method of income recognition for impaired loans. For the years ended December 31, 2000, 1999 and 1998, the Bank recognized $270,134, $289,666 and $456,984 of income on such loans.

      In the normal course of business, the Bank is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. At December 31, 2000 and 1999, these financial instruments include commitments to extend credit of $84,289,157 and $61,434,962 and standby letters of credit of $7,249,590 and $3,477,208, respectively. These instruments involve elements of credit risk in excess of the amount recognized on the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Bank has in off-balance sheet financial instruments.

      The Bank's exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Substantially all of these commitments are at floating interest rates based on prime. Commitments generally have fixed expiration dates. The Bank evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Bank, is based on management's credit evaluation. Collateral held varies but includes accounts receivable, inventory, leases, property, plant and equipment, residential real estate and income-producing commercial properties.

      Standby letters of credit are generally unsecured and are issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

5.    PREMISES AND EQUIPMENT

      The components of premises and equipment are as follows:

                                                   December 31,
                                        ---------------------------------
                                              2000              1999
                                        ---------------------------------
      Land                                   $253,783          $253,783
      Buildings and improvements            2,261,167         2,243,656
      Furniture and equipment               4,671,761         4,464,055
                                        ---------------------------------
                                            7,186,711         6,961,494
      Less accumulated depreciation
           and amortization                (3,785,008)       (3,068,165)
                                        ---------------------------------
                                           $3,401,703        $3,893,329
                                        =================================

6.    DEPOSITS

      Deposits are comprised of the following:

                                                      December 31,
                                           ---------------------------------
                                                 2000             1999
                                           ---------------------------------
      Noninterest bearing deposits            $52,897,725      $50,910,447
      Interest bearing deposits:
         NOW and money market accounts         62,142,837       62,238,828
         Savings accounts                      18,347,248       19,608,718
         Time deposits:
            Under $100,000                     63,566,867       57,553,276
            $100,000 and over                  74,907,852       48,551,771
                                           ---------------------------------
      Total interest bearing deposits         218,964,804      187,952,593

                                           ---------------------------------
                                             $271,862,529     $238,863,040
                                           =================================

      At December 31, 2000, time deposits of $100,000 or more include approximately $32,578,162 maturing in three months or less, $31,166,731 maturing in three to twelve months and $11,162,959 maturing after twelve months.

      At December 31, 2000, the scheduled maturities of all certificates of deposit and other time deposits are as follows:

            2001                                      $108,094,188
            2002                                        25,296,388
            2003                                         3,178,165
            2004                                           347,409
            2005 and thereafter                          1,558,569
                                                    --------------
                                                      $138,474,719
                                                    ==============

      The Bank may occasionally obtain brokered deposits as an additional source of funding. At December 31, 2000, the Bank held brokered time deposits totaling $12,497,489 with an average rate of 6.83%. Of this balance, $9,538,633 is included in time deposits of $100,000 or more, and the remaining $2,958,856 is included in time deposits of less than $100,000. Included in brokered time deposits are balances totaling $7,471,991 maturing in three months or less, $4,926,498 maturing in three to six months, and $99,000 maturing in six to nine months.

      Deposits of directors, officers and other related parties to the Bank totaled $5,446,452 and $5,764,024 at December 31, 2000 and 1999,
      respectively. The rates paid on these deposits were those customarily paid to the Bank's customers in the normal course of business.

7.    SHORT-TERM BORROWINGS AND LINES OF CREDIT

      The Bank had collateralized and uncollateralized lines of credit aggregating $107,934,000, as well as repurchase agreement lines of credit totaling $24,894,000 at December 31, 2000. These lines of credit generally have interest rates tied to the Federal Funds rate or are indexed to short-term U.S. Treasury rates or LIBOR. At December 31, 2000, the Bank had advances on the repurchase lines of credit totaling $24,894,000, and federal funds purchased of $22,630,000. The Bank had collateralized and uncollateralized lines of credit with correspondent banks aggregating $124,450,000, as well as a repurchase agreement line of credit of $20,000,000 with a correspondent bank at December 31, 1999. These lines of credit had an interest rate equal to the Federal funds rate, or were indexed to short-term treasury notes. The Bank had repurchase agreements of $9,774,510 and federal funds purchased of $2,138,000 at December 31, 1999.

      On June 20, 2000, the Bank's ESOP entered into an agreement with a correspondent bank to establish a $1,000,000 unsecured revolving line of credit with a variable rate of prime plus 100 basis points and maturity of June 20, 2005. The loan is guaranteed by the Bank. Advances on the line totaled $693,328 at December 31, 2000.

      The table below provides further detail of the Bank's repurchase agreements for the years ended December 31, 2000 and December 31, 1999:

                                          December 31,    December 31,
                                              2000            1999
                                          ----------------------------
            Outstanding:
                Average for the year      $ 24,876,850    $  1,553,210
                Maximum during the year   $ 34,761,238    $  9,774,510

            Interest rates:
                Average for the year           6.61%           5.75%
                Average at period end          6.67%           5.75%

8.    INVESTMENT IN LIMITED PARTNERSHIP

      During the fourth quarter of 1997, the Bank purchased a limited interest in a private limited partnership that will acquire affordable housing properties in California that generate Low Income Housing Tax Credits under Section 42 of the Internal Revenue Code of 1986, as amended. During the first quarter of 1999, the Bank purchased additional limited partnership interests totaling $815,000, and during the third quarter of the year had a return of capital totaling $31,945. Certain properties may also be eligible for state tax credits under various sections of the California Revenue and Taxation Code. The Bank's limited partnership investment is accounted for under the equity method. Accordingly, the Bank's share of net income or loss from this investment is recorded in other noninterest expense. The Bank's share of the net loss for the year ended December 31, 2000 and 1999 was $172,893 and $105,079, respectively. The limited partnership investment is expected to generate tax credits over a period of approximately 15 years. Tax credits for the years ended December 31, 2000 and 1999 totaled $297,762 and $207,010, respectively.

9.    TAXES ON INCOME

      The tax effects of significant items comprising the Bank's net deferred tax assets (liabilities) are as follows:

                                                             December 31,
                                                    ---------------------------
                                                         2000          1999
                                                    ---------------------------
      Deferred tax assets:
         Credit losses not currently deductible      $ 1,203,797   $   813,839
         State franchise tax                             308,945       226,227
         Deferred compensation                           246,244       190,574
         Amortization of core deposit intangible         101,427        71,906
         Unrealized holding loss on AFS securities             0       264,677
         Other                                            16,608        29,644
                                                    ---------------------------
      Total deferred tax assets                        1,877,021     1,596,867
      Deferred tax liabilities:
         Depreciation                                   (153,226)     (153,226)
         FHLB dividend                                   (59,754)      (39,014)
         Unrealized holding gain on AFS securities      (224,365)           (0)
         Prepaid expenses                               (116,060)     (118,249)
         Other                                           (83,356)     (255,511)
                                                    ---------------------------
      Total deferred tax liabilities                    (636,761)     (566,000)

                                                    ---------------------------
      Net deferred tax assets                        $ 1,240,260   $ 1,030,867
                                                    ===========================

      Taxes on income for the years ended December 31 consist of the following:

      2000:                    Federal          State          Total
                           ---------------------------------------------
      Current                $ 3,111,914    $ 1,036,217    $ 4,148,131
      Deferred                  (568,323)      (130,112)      (698,435)
                           ---------------------------------------------
                             $ 2,543,591    $   906,105    $ 3,449,696
                           =============================================
      1999:

      Current                $ 2,357,389    $   765,736    $ 3,123,125
      Deferred                  (125,876)       (66,964)      (192,840)
                           ---------------------------------------------
                             $ 2,231,513    $   698,772    $ 2,930,285
                           =============================================
      1998:
      Current                $ 1,813,556    $   676,328    $ 2,489,884
      Deferred                   181,680         32,550        214,230
                           ---------------------------------------------
                             $ 1,995,236    $   708,878    $ 2,704,114
                           =============================================

      A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

                                                   2000     1999     1998
                                                 --------------------------
      Statutory federal income tax rate            34.0%    34.0%    35.0%
      State franchise tax, net of federal income
      tax benefit                                   7.2      7.2      7.1
      Tax exempt interest income                   (1.4)    (1.8)    (0.8)
      Low Income Housing - federal credits         (3.0)    (2.6)    (0.6)
      Other                                        (1.3)      .5     (1.6)
                                                 --------------------------
                                                   35.5%    37.3%    39.1%
                                                 ==========================

10.   STOCK OPTIONS

      Options have been granted to officers and key employees at an exercise price equal to estimated fair values at the date of grant as determined by the Board of Directors. During 1995, the Board of Directors and shareholders of the Bank approved the adoption of the 1995 Stock Option Plan. The 1987 Plan was terminated as to the granting of additional options under that plan. The options granted under both the 1987 and 1995 Stock Option Plan are exercisable 20% each year commencing one year after the date of grant and expire ten years after the date of grant. The maximum shares which can be granted under the 1995 Plan is 690,000. A total of 180,000 shares remain reserved under the 1995 Stock Option Plan.

      Options outstanding, exercisable, exercised and forfeited are as follows:

                                          1987    Weighted Average   1995   Weighted Average
                                          Plan     Exercise Price    Plan    Exercise Price
                                       -----------------------------------------------------
Options outstanding January 1, 1998      186,270       $4.13         492,321      $8.01

      Exercised during the year          (18,300)      $4.25         (28,242)     $6.18
                                        --------                    --------
Options outstanding December 31, 1998    167,970       $4.11         464,079      $8.12

      Exercised during the year          (22,000)      $4.25         (38,962)     $5.28
                                        --------                    --------
Options outstanding December 31, 1999    145,970       $4.09         425,117      $8.33

      Exercised during the year         (145,970)      $4.09         (81,687)     $5.54
                                        --------                    --------
Options outstanding December 31, 2000          0                     343,430      $8.99
                                        ========                    ========

      Included in total outstanding options at December 31, 2000, are 238,430 exercisable shares under the 1995 plan, at a weighted average price of $8.43. Included in total outstanding options at December 31, 1999, are 133,970 exercisable shares under the 1987 plan at a weighted average price of $4.07, and 218,117 exercisable shares under the 1995 plan, at a weighted average price of $7.58.

      Additional information regarding options as of December 31, 2000 is as follows:

                          Options Outstanding                                 Options Exercisable
-------------------------------------------------------------------------------------------------------
                                     Weighted Avg
   Range of            Number          Remaining        Weighted Avg        Number        Weighted Avg
Exercise Prices     Outstanding    Contract Life(yrs)  Exercise Price     Exercisable    Exercise Price
-------------------------------------------------------------------------------------------------------
5.21 to $5.25          45,542              4.7             $  5.22           45,542          $  5.22
   $6.08               99,988              5.5             $  6.08           78,988          $  6.08

  $11.33              197,900              6.6             $ 11.33          113,900          $ 11.33
                     --------                                              --------
   Total              343,430                                               238,430
                     ========                                              ========

      As discussed in Note 1, the Bank continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

      Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation", requires the disclosure of pro forma net income and earnings per share. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Bank's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Bank's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 77 months following vesting for 1997, and 64 months following vesting for 1996 and 1995; stock volatility of 15.88% in 1997, 7.08% in 1996 and 6.59% in 1995; risk free interest rates, 6.2% in 1997, 6.9.% in 1996 and 6.4.% in 1995; and dividends ranging from 1.7% to 3.8% during the expected term. The Bank's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1995, 1996 and 1997 awards had been amortized to expense over the vesting period of the awards, pro forma net income would have been

      $4,038,523 ($0.78 per share basic, $0.74 diluted) in 1998, $4,816,903
      ($0.93 per share basic, $0.87 diluted) in 1999 and $6,196,035 ($1.15 per share basic, $1.11 diluted) in 2000. However, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation and, accordingly, the pro forma adjustments for the three years presented are not indicative of future period pro forma adjustments, when the calculation will apply to all stock options.

11.   EMPLOYEE BENEFIT PLANS

      Employee Stock Ownership Plan

      The Bank has an Employee Stock Ownership Plan and Trust, (the "ESOP"), designed to enable eligible employees of the Bank to acquire shares of common stock. ESOP eligibility is based upon length of service requirements. The Bank contributes cash to the ESOP in an amount determined at the discretion of the Board of Directors of the Bank. The trustee of the ESOP uses such contribution to purchase shares of common stock currently outstanding, or to repay debt on the leveraged portion of the ESOP. The shares of stock purchased by the trustee are allocated to the accounts of the employees participating in the ESOP on the basis of total relative compensation. Employer contributions vest at a rate of 20% per year after two years of employment. During June of 2000, the Bank's Employee Stock Ownership Plan ("ESOP") established an unsecured five-year variable-rate revolving line of credit ("the loan") in the amount of $1,000,000 for the purpose of purchasing common stock of the Bank. The loan is with a correspondent bank and is guaranteed by the plan's sponsor, United Security Bank.

      The ESOP will use the proceeds of the loan to acquire shares of the Bank's common stock which will be held in a suspense account by the ESOP until the end of the year. At the end of each year, shares will be released for allocation to the accounts of the individual ESOP participants in proportion to the principal and interest paid on the loan during the year. The ESOP loan is recorded as a liability of the Bank and the unreleased shares purchased with the loan are reported as unearned ESOP shares in shareholders' equity. Unreleased shares are not recognized as outstanding for earnings per share and capital computations. Dividends on unallocated ESOP shares will be used to pay debt service on the ESOP loan and, as such, are recorded as a reduction of debt and accrued interest.

      As of December 31, 2000, the ESOP had purchased 46,861 shares of common stock on the open market under the revolving line of credit for a total cost of $816,570 (average cost of $17.43 per share). Based on the allocation process outlined above, 7,742 shares were committed to be released at December 31, 2000. Compensation expense related to the committed-to-be-released shares totaled $134,516 and interest expense incurred on the ESOP loan totaled $20,542 for the year ended December 31, 2000. At December 31, 2000, the fair market value of the 39,119 unearned ESOP shares was $679,888 based on a closing market price of $17.38 per share.

      Prior to June 2000 when the Bank leveraged its ESOP Plan, the Bank expensed $119,089 related to the ESOP during 2000 (for a total compensation expense of $253,604 for the year ended December 31, 2000) and purchased 8,126 shares of common stock and distributed 1,461 shares. During 1999 and 1998, the Bank expensed $211,480 and $186,402 related to the ESOP. The ESOP purchased 19,750 and 19,191 shares of common stock in 1999 and 1998, respectively, and distributed 2,721 shares in 1999.

      Allocated, committed-to-be-released, and unallocated ESOP shares as of December 31, 2000, 1999 and 1998 were as follows:

                                                2000         1999         1998
                                          --------------------------------------
      Allocated                               95,973       89,308       72,579
      Committed-to-be-released                 7,742           --           --
      Unallocated                             39,119           --           --
                                          --------------------------------------
      Total ESOP shares                      142,834       89,308       72,579
                                          ======================================
      Fair value of unreleased shares       $679,888           --           --
                                          ======================================

      401K Plan

      The Bank has a Cash or Deferred 401(k) Stock Ownership Plan (the "401(k) Plan") organized under Section 401(k) of the Code. All employees of the Bank are initially eligible to participate in the 401(k) Plan upon the first day of the month after date of hire. Under the terms of the plan, the participants may elect to make contributions to the 401(k) Plan as determined by the Board of Directors of the Bank. Participants are automatically vested 100% in all employee contributions. Participants may direct the investment of their contributions to the 401(k) Plan in any of several authorized investment vehicles. The Bank contributes funds to the Plan up to 5% of the employees' eligible annual compensation. Bank contributions are subject to certain vesting requirements over a period of seven years. Contributions made by the Bank are invested in Bank stock. During 2000, 1999 and 1998, the Bank contributed a total of $120,321, $114,465, and $107,155 to the Deferral Plan.

      Salary Continuation Plan

      The Bank has established a non-qualified Salary Continuation Plan for five of the Bank's key employees which provides additional compensation benefits upon retirement for a period of 15 years. Future compensation under the Plan is earned by the employees for services rendered through retirement and vests over a period of 12 years. The Bank accrues for the salary continuation liability based on anticipated years of service and vesting schedules provided under the Plan. At December 31, 2000 and 1999, $555,327 and $420,052, respectively, has been accrued to date and is included in other liabilities. In connection with the implementation of the Salary Continuation Plans, the Bank purchased single premium universal life insurance policies on the life of each of the key employees covered under the Plan. The Bank is the owner and beneficiary of these insurance policies. The cash surrender value of the policies was $2,301,765 and $2,206,064 at December 31, 2000 and 1999, respectively. The assets of the Plan, under Internal Revenue Service regulations, are the property of the Bank and are available to satisfy the Bank's general creditors.

12.   COMMITMENTS AND CONTINGENT LIABILITIES

      The Bank leases land and premises for its branch banking offices and administration facilities. The initial terms of these leases expire at various dates through 2015. Under the provisions of most of these leases, the Bank has the option to extend the leases beyond their original terms at rental rates adjusted for changes reported in certain economic indices or as reflected by market conditions. The total expense on land and premises leased under operating leases was $233,745, $259,027, and $250,605 during 2000, 1999, and 1998, respectively.

      Future minimum rental commitments under existing leases are as follows:

            Year ending December 31:
               2001                                             $226,131
               2002                                              206,931
               2003                                              168,531
               2004                                              175,331
               2005                                              178,731
            Thereafter                                         1,027,698
                                                            ------------
                                                              $1,983,353
                                                            ============

13.   NET INCOME PER SHARE

      The following table provides a reconciliation of the numerator and the denominator of the basic net income per share computation with the numerator and the denominator of the diluted net income per share computation:

                                                   For the Years Ended December 31,
                                                  2000          1999          1998
                                             ------------------------------------------
Net income available to common shareholders    $6,256,603    $4,922,763    $4,216,340
                                             ==========================================
Weighted average shares outstanding             5,374,734     5,202,324     5,154,748
Dilutive effect of stock options                  212,558       312,220       336,143
                                             ------------------------------------------
Weighted average shares outstanding
  adjusted for potential dilution               5,587,292     5,514,544     5,490,891
                                             ==========================================
Basic net income per share                          $1.16         $0.95         $0.82
                                             ==========================================
Diluted net income per share                        $1.12         $0.89         $0.77
                                             ==========================================

14.   FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURE

      The following summary disclosures are made in accordance with the provisions of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," which requires the disclosure of fair value information about both on- and off- balance sheet financial instruments where it is practicable to estimate that value. Fair value is defined in SFAS No. 107 as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. It is not the Bank's intent to enter into such exchanges.

      In cases where quoted market prices were not available, fair values were estimated using present value or other valuation methods, as described below. The use of different assumptions (e.g., discount rates and cash flow estimates) and estimation methods could have a significant effect on fair value amounts. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. Because SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value of the Bank.

                                    December 31, 2000            December 31, 1999
                             -------------------------------------------------------------
                                                Estimated                    Estimated
                                  Carrying         Fair        Carrying         Fair
                                   Amount         Value         Amount         Value
                             -------------------------------------------------------------
Financial Assets:
   Cash and cash equivalents   $ 19,175,763   $ 19,175,763   $ 11,815,235   $ 11,815,235
   Investment securities         60,006,068     59,931,688     56,795,702     56,445,106
   Loans, net                   260,575,326    260,513,606    197,875,761    196,077,396

Financial Liabilities:
   Deposits                     271,862,529    271,457,428    238,863,040    238,770,958
   Borrowings                    48,217,328     48,217,328     11,912,510     11,812,510

Commitments to extend credit             --             --             --             --

      The following methods and assumptions were used in estimating the fair values of financial instruments:

      Cash and Cash Equivalents - The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their estimated fair values.

      Investments - Fair values for investment securities, including collateralized mortgage obligations, are based on quoted market prices.

      Loans - Fair values of variable rate loans which reprice frequently and with no significant change in credit risk are based on carrying values. Fair values for all other loans are estimated using discounted cash flows over their remaining maturities, using interest rates at which similar loans would currently be offered to borrowers with similar credit ratings and for the same remaining maturities.

      Deposits - Fair values for transaction and savings accounts are equal to the respective amounts payable on demand at December 31, 2000 and 1999 (i.e., carrying amounts). Fair values of fixed-maturity certificates of deposit were estimated using the rates currently offered for deposits with similar remaining maturities.

      Borrowings - Borrowings consist of federal funds sold, securities sold under agreements to repurchase, and other short-term borrowings. All have maturities or repricing terms of less than 90 days. Consequently, the carrying amounts of borrowings approximate their fair values at December 31, 2000 and 1999.

      Commitments to Extend Credit - Fair values of commitments to extend credit are estimated using the interest rate currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present counterparties' credit standing. Fair values of standby letters of credit are based on fees currently charged for similar agreements. There was no material difference between the contractual amount and the estimated value of commitments to extend credit at December 31, 2000 and 1999.

15.   REGULATORY MATTERS

      Capital Guidelines - The Bank is subject to various regulatory capital requirements adopted by the Board of Governors of the Federal Reserve System ("Board of Governors"). Failure to meet minimum capital requirements can initiate certain mandates and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject to.

      As of December 31, 2000 and 1999, the most recent notifications from the Bank's regulators categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total capital and Tier 1 capital (as defined) to risk-based assets (as defined), and a minimum leverage ratio of Tier 1 capital to average assets (as defined) as set forth in the table. There are no conditions or events since those notifications that management believes have changed the institution's category.

To Be Categorized
As Well Capitalized
Under Prompt Corrective                                                                     For Capital
Action Provisions                                                         Actual         Adequacy Purposes
                                            ---------------------------------------------------------------
(In thousands)                                 Amount     Ratio     Amount     Ratio     Amount     Ratio
                                            ---------------------------------------------------------------
As of December 31, 2000:
   Total Capital (to Risk Weighted Assets)    $34,166     10.85%   $25,186      8.00%   $31,482     10.00%
   Tier 1 Capital (to Risk Weighted Assets)    30,393      9.65%    12,593      4.00%    18,889      6.00%
   Tier 1 Capital ( to Average Assets)         30,393      8.81%    10,349      3.00%    17,257      5.00%

As of December 31, 1999:
   Total Capital (to Risk Weighted Assets)    $27,977     10.86%   $20,608      8.00%   $25,760     10.00%
   Tier 1 Capital (to Risk Weighted Assets)    25,334      9.83%    10,304      4.00%    15,456      6.00%
   Tier 1 Capital ( to Average Assets)         25,334      8.90%     8,540      3.00%    14,235      5.00%

      Dividends - Under California state banking law, the Bank may not pay cash dividends in an amount which exceeds the lesser of retained earnings of the Bank or the Bank's net income for the last three fiscal years (less the amount of distributions to shareholders during that period of time). If the above test is not met, cash dividends may only be paid with the prior approval of the California State Department of Financial Institutions, in an amount not exceeding the greater of: (i) the Bank's retained earnings;
      (ii) its net income for the last fiscal year; or (iii) its net income for the current fiscal year. As of December 31, 2000, year-to-date dividends paid of $1,939,012 were well within those regulatory guidelines.

      Cash Restriction - The Bank is required to maintain average reserve balances with the Federal Reserve Bank. At December 31, 2000, the Bank's qualifying balance with the Federal Reserve Bank was $3,809,000 consisting of vault cash and balances.

16.   SUPPLEMENTAL CASH FLOW DISCLOSURES

                                                         For the Year Ended December 31,
                                                   -------------------------------------------
                                                        2000           1999          1998
                                                   -------------------------------------------
Cash paid during the period for:
    Interest                                         $11,379,447   $ 7,808,466   $ 8,296,430
    Income Taxes                                       3,927,000     3,225,000     2,199,627
Noncash transactions:
    Loans transferred to foreclosed property           2,780,725     1,113,603       597,029
    Loans made to finance the sale of fixed assets             0             0       480,000
    Dividends declared not paid                          546,429       418,956       344,366

17.   OTHER COMPREHENSIVE INCOME

      The following table provides a reconciliation of the amounts included in comprehensive income:

                                                                       For the year ended December 31,
                                                                     -----------------------------------
                                                                        2000         1999         1998
                                                                     -----------------------------------
Other comprehensive income, net of tax:
  Unrealized gain (loss) on available-for-sale securities -
  net income tax of $491,302, income tax benefit of
  $348,273, and income tax of $30,527                                $ 736,952    ($522,410)   $  45,793

Reclassification adjustment for gain on sale of available-for-sale
  Securities included in net income - net income tax of $2,260          (3,389)           0            0
                                                                     -----------------------------------
Net comprehensive income                                             $ 733,563    ($522,410)   $  45,793
                                                                     ===================================

      INDEPENDENT AUDITOR'S REPORTS

To the Board of Directors and Shareholders of United Security Bank
Fresno, California

We have audited the accompanying balance sheets of United Security Bank as of December 31, 2000 and 1999 and the related statements of income and comprehensive income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of United Security Bank as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


MOSS ADAMS LLP/s/

Stockton, California
January 10, 2001

To the Board of Directors and Shareholders of United Security Bank
Fresno, California

We have audited the accompanying balance sheet of United Security Bank as of December 31, 1998 and the related statements of income and comprehensive income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of United Security Bank as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP/s/

Fresno, California
January 14, 1999

Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain matters discussed or incorporated by reference in this Annual Report of Form 10-K are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, those described in Management's Discussion and Analysis of Financial Condition and Result of Operations. Therefore, the information set forth therein should be carefully considered when evaluating the business prospects of the Bank.

Overview

United Security Bank (the "Bank" or "USB") continues to seek ways to better meet its customers' needs for financial services, expand into new markets and compete in today's financial services environment. The Bank's strategy is to provide a full range of competitively priced commercial banking services to its customer base while pursuing opportunities for profitable growth and asset diversification to further its ability to provide superior service. The Bank currently has seven branches which provide financial services in Fresno and Madera counties.

On July 27, 1999, the Board of Directors declared a three-for-one stock split on the Bank's common stock to shareholders of record on September 15, 1999. The split was approved by the California Department of Financial Institutions and the stock split was effective October 1, 1999. Consequently, all references to the number of common shares and per share amounts have been restated for all periods presented to reflect the three-for-one stock split.

During the fourth quarter of 1998, the Bank filed an application with the California State Banking Department and other regulatory authorities to convert from a national bank to a state-chartered bank. The shareholders approved the conversion in January of 1999, and the Bank was granted approval to operate as a state-chartered bank on February 3, 1999. As a state-chartered bank, the Bank has greater flexibility in making loans secured by real estate, and is subject to more flexible rules governing corporate practices. In addition, the Bank is supervised by a primary regulator located in California, whose representatives are very familiar with small, community banks directly affected by the unique California economy and business climate. The Bank believes this change will create a more competitive business environment in a market area where most of the Bank's peers are also state-chartered banks.

Results of Operations

The Bank completed the most profitable year in its 13 year history in 2000. Net income was $6.3 million or $1.16 per share ($1.12 diluted) for the year ended December 31, 2000, as compared to $4.9 million or $0.95 ($0.89 diluted), and $4.2 million or $0.82 per share ($0.77 diluted), for the years ended December 31, 1999 and 1998, respectively. Two widely used standards of measurement for evaluating a companies' performance are return on average assets , and return on average equity. Return on average assets indicates the efficiency with which management has used its resources, and return on average equity measures the rate of return on the shareholders' investment. The Bank's return on average assets was 1.95%, 1.77%, and 1.58% for the years ended December 31, 2000, 1999, and 1998, respectively, while the return on average equity was 20.05%, 18.31%, and 17.85% for those same three years, respectively. The Bank experienced diminished returns on average assets during 1998 primarily as the result of four branch purchases during 1997, providing a substantial increase in the Bank's deposit base which was invested in securities and overnight funds. During 1999 and 2000, these funds, along with other borrowings, were used to fund loan growth, which with higher yields, provided a stronger return on assets for the Bank.

Table 1. Distribution of Average Assets, Liabilities, and Stockholders' Equity; Interest Rates and Interest Differential: The following sets forth the Bank's daily average balance sheets, components of net interest income and expense, and related yields and rates for the years ended December 31, 2000, 1999 and 1998:


                                                                        For the Years Ended December 31,
                                                                        --------------------------------
                                                          2000                         1999                         1998
                                             ------------------------------------------------------------------------------------
                                              Average             Yield/   Average             Yield/   Average             Yield/
  (dollars in thousands)                      Balance   Interest   Rate    Balance   Interest   Rate    Balance   Interest   Rate
                                             ------------------------------------------------------------------------------------
Assets:
Interest-earning assets:
     Loans (1)                               $ 230,305   $24,739  10.74%  $ 175,324   $17,780  10.14%  $ 149,100   $16,209  10.87%
     Investment Securities - taxable            54,652     3,798   6.95%     50,959     2,993   5.87%     32,123     2,134   6.64%
     Investment Securities - nontaxable (2)      3,346       162   4.84%      3,420       165   4.82%      3,868       190   4.91%
     Federal funds sold and reverse repos        4,080       242   5.93%     19,725       982   4.98%     54,304     2,986   5.50%
                                             ------------------------------------------------------------------------------------
         Total interest-earning assets         292,383   $28,941   9.90%    249,428   $21,920   8.79%    239,395   $21,519   8.99%
                                                         ==============               ==============               ==============
Allowance for possible credit losses            (3,206)                      (2,349)                      (2,091)
Noninterest-bearing assets:
     Cash and due from banks                    13,455                       13,339                       12,768
     Premises and equipment, net                 3,670                        3,719                        3,618
     Accrued interest receivable                 2,792                        1,698                        1,466
     Other real estate owned                       909                          677                        1,035
     Other assets                               11,442                       11,027                       10,350
                                             ---------                    ---------                    ---------
         Total average assets                $ 321,445                    $ 277,539                    $ 266,541
                                             =========                    =========                    =========
Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
     NOW accounts                            $  24,025   $   411   1.71%  $  25,479   $   437   1.72%  $  24,007   $   483   2.01%
     Money market accounts                      43,665     1,701   3.90%     36,955     1,307   3.54%     34,091     1,326   3.89%
     Savings accounts                           19,286       416   2.16%     20,465       445   2.17%     19,659       476   2.42%
     Time deposits                             121,529     7,166   5.90%    109,102     5,625   5.16%    112,402     6,312   5.62%
     Other borrowings                           27,846     1,850   6.64%      1,957       111   5.67%        143         8   5.59%
                                             ------------------------------------------------------------------------------------
         Total interest-bearing liabilities    236,351   $11,544   4.88%    193,958   $ 7,925   4.09%    190,302   $ 8,605   4.52%
                                                         ==============               ==============               ==============
Noninterest-bearing liabilities:
     Noninterest-bearing checking               51,554                       54,551                       50,425
     Accrued interest payable                    1,035                        1,003                          952
     Other liabilities                           1,300                        1,145                        1,240
                                             ---------                    ---------                    ---------
         Total Liabilities                     290,240                      250,657                      242,919

Total stockholders' equity                      31,205                       26,882                       23,622
                                             ---------                    ---------                    ---------
    Total average liabilities and
        stockholders' equity                 $ 321,445                    $ 277,539                    $ 266,541
                                             =========                    =========                    =========
Interest income as a percentage
     of average earning assets                                     9.90%                        8.79%                        8.99%
Interest expense as a percentage
     of average earning assets                                     3.95%                        3.18%                        3.59%
                                                                  -----                        -----                        -----
Net interest margin                                                5.95%                        5.61%                        5.40%
                                                                  =====                        =====                        =====

(1) Loan amounts include nonaccrual loans, but the related interest income has been included only if collected for the period prior to the loan being placed on a nonaccrual basis. Loan interest income includes loan fees of approximately $856,000, $876,000, and $1,060,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

(2) Applicable nontaxable securities yields have not been calculated on a tax-equivalent basis because they are not material to the Bank's results of operations.

Net Interest Income

Net interest income, the most significant component of earnings, is the difference between the interest and fees received on earning assets and the interest paid on interest-bearing liabilities. Earning assets consist primarily of loans, and to a lesser extent, investments in securities issued by federal, state and local authorities, and interest-bearing deposits in other financial institutions. These earning assets are funded by a combination of interest-bearing and noninterest-bearing liabilities, primarily customer deposits and short-term borrowings. Net interest income before provision for possible credit losses totaled $17.4 million for the year ended December 31, 2000, representing an increase of $3.4 million or 24.3% over the previous year, and an increase of $4.5 million or 34.7% over the year ended December 31, 1998. As summarized in Table 2 below, an increase of $7.0 million in interest income between 1999 and 2000 was only partially offset by an increase of $3.6 million in interest expense between those two years. The increase in net interest income during 2000 is primarily the result of significant growth in earning assets and interest-bearing liabilities which was enhanced by an increase in market rates of interest during the year. Between 1998 and 1999, an increase of $401 in interest income was more than offset by a decline of $680 in interest expense. While assets have grown over the three years presented and the balance sheet mix has changed, interest rate movements over those three years have played an equally important role in net interest income trends.

The Bank's net interest margin, as shown in Table 1, increased 34 basis points (100 basis points equals 1%) to 5.95% at December 31, 2000 from 5.61% at December 31, 1999, and increased 55 basis points from the net margin figure of 5.40% reported for the year ended December 31, 1998. Over the past several years, the Bank has been impacted by both its mix of assets and the Federal Reserve's movement of interest rates. As a result of branch acquisitions during 1997, the Bank experienced a decline in the percentage of loans in the earning asset mix, which brought with it, a decline in the overall yield on earning assets during 1998. An increase in loan volume during 1999 and again during 2000, was funded by overnight funds, maturing short-term investments, and short-term borrowings, which provided a stronger yielding asset mix. This more than offset the impact of a decline in average interest rates during 1999 and enhanced the increase in average interest rates experienced during 2000. The Federal Reserve reduced interest rates by a total of 75 basis points during the fourth quarter of 1998, and did not increase rates again until June 30, 1999 when rates increased 25 basis points. Two additional 25 basis point increases were added during the second half of 1999; one in August and one in November. Then during the first half of 2000, interest rates were increased three times; 25 basis points each in both February and March and, then an additional 50 basis points during May 2000. As a result, the prime rate, the market rate with which much of the Bank's assets and liabilities fluctuate, averaged approximately 9.24% during 2000 as compared to approximately 7.99% and 8.35% during 1999 and 1998, respectively.

The Bank's net interest income and net interest margin are affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume change". Both are also affected by changes in yields on interest-earning assets and rates paid on interest-bearing liabilities, referred to as "rate change". The following Table 2 sets forth the changes in interest income and interest expense for each major category of interest-earning asset and interest-bearing liability, and the amount of change attributable to volume and rate changes for the years indicated:

Table 2. Rate and Volume Analysis
(dollars in thousands)

                                                   2000 compared to 1999            1999 compared to 1998
                                             -------------------------------  --------------------------------
                                               Total     Rate      Volume       Total       Rate     Volume
                                             -------------------------------  --------------------------------
Increase (decrease) in interest income:
     Loans                                      $6,959    $1,105     $5,854       $1,571   $(1,141)    $2,712
     Investment securities                         802       582        220          834      (254)     1,088
     Federal funds sold & reverse repos          (740)       159      (899)      (2,004)      (259)   (1,745)
                                             -------------------------------  --------------------------------
          Total interest income                  7,021     1,846      5,175          401    (1,654)     2,055
Increase (decrease) in interest expense:
     Interest-bearing demand accounts              368       214        154         (65)      (194)       129
     Savings accounts                             (29)       (4)       (25)         (31)       (50)        19
     Time deposits                               1,541       860        681        (687)      (506)     (181)
     Other borrowings                            1,739        22      1,717          103          0       103
                                             -------------------------------  --------------------------------
          Total interest expense                 3,619     1,092      2,527        (680)      (750)        70
                                             -------------------------------  --------------------------------
Increase in net interest income                 $3,402      $754     $2,648       $1,081     $(904)    $1,985
                                             ===============================  ================================

For the year ended December 31, 2000, total interest income increased $7.0 million or 32.0% as compared to the year ended December 31, 1999. This increase is attributable primarily to a substantial increase in loan volume, which was enhanced by an increase in the average yield on all earning assets during the year. Average loans increased $55.0 million and average investment securities increased $3.6 million between December 31, 1999 and December 31, 2000 and, with increased yields on these two asset categories, interest income increased $7.0 million and $802 thousand, respectively between the years ended December 31, 1999 and December 31, 2000. Average overnight federal funds and reverse repurchase agreements ("overnight funds"), decreased between the years ended December 31, 1999 and 2000 as a result of high loan demand. This more than outweighed the increase in yield on these funds and, as a result, interest income on overnight funds declined $740 thousand between those two years.

For the year ended December 31, 2000, interest expense totaling $11.5 million represents an increase of $3.6 million or 45.7% when compared to the year ended December 31, 1999. The increase was attributable to both an increase in average volumes of deposits and borrowings, as well as an increase in the rates paid on those interest-bearing liabilities. Average time deposits increased $12.4 million and short-term borrowings increased $25.9 million between December 31, 1999 and December 31, 2000. As interest rates began to rise during 2000, so did the cost of time deposits, as renewals and new deposits were taken at the higher rates. Borrowings are short-term and repriced upwards as the year progressed. As a result of volume increases combined with rate increases, interest expense on time deposits and short-term borrowings increased $1.5 million and $1.7 million, respectively, between the years ended December 31, 1999 and December 31, 2000.

Total interest income increased $401 thousand or 1.9% for the year ended December 31, 1999 as compared to the year ended December 31, 1998. Increases were primarily the result of increased loan and investment volumes, which more than outweighed the decrease in the total average yield on those assets during the year. Average loans increased $26.2 million and average investment securities increased $18.4 million between December 31, 1998 and December 31, 1999. Even though yields on these two asset categories declined during 1999, interest income attributable to loans and investment securities increased $1.6 million and $834 thousand, , respectively, between the years ended December 31, 1998 and December 31, 1999. As with the current year, average overnight funds decreased between the years ended December 31, 1998 and 1999 as these assets were used to fund loan growth . As a result of this, combined with a decline in yield, interest income on overnight funds declined $2.0 million between those two years.

For the year ended December 31, 1999, interest expense of $7.9 million represents a decrease of $680 thousand or 7.9% when compared to the year ended December 31, 1998. The decrease was attributable to a decline in the rates paid on interest-bearing deposits, which was only slightly offset by an increase in the overall volume of interest-bearing liabilities. A major part of the decrease in interest expense experienced during 1999 was the result of declining time deposit rates, as maturing time deposits issued during earlier periods of higher rates were renewed, along with new money, at lower rates. A change in the mix of interest-bearing liabilities also contributed to the decline in the cost of interest-bearing liabilities during 1999. Time deposits, the most costly deposit category for the Bank, declined on average by $3.3 million between the years ended December 31, 1998 and December 31, 1999, while other less costly deposits experienced average increases totaling $5.1 million, and short-term borrowings increased $1.8 million between the same two periods.

Provisions for possible credit losses and the amount added to the allowance for possible credit losses is determined on the basis of management's continuous credit review of the loan portfolio, consideration of past loan loss experience, current and future economic conditions, and other pertinent factors. Such factors consider the allowance for possible credit losses to be adequate when it covers estimated losses inherent in the loan portfolio. Based on the condition of the loan portfolio, the Bank's management believes the allowance is sufficient to cover risk elements in the loan portfolio. For the year ended December 31, 2000, the provision to the allowance for possible credit losses amounted to $1.6 million as compared to $1.0 million and $1.2 million for the years ended December 31, 1999 and 1998, respectively. The amount provided to the allowance for possible credit losses during 2000 brought the allowance to 1.45% of outstanding loan balances at December 31, 2000, as compared to 1.34% and 1.24% of outstanding loan balances at December 31, 1999 and 1998, respectively.

Noninterest Income

The following table summarizes significant components of noninterest income for the years ended December 31, 2000, 1999 and 1998 and the net changes between those years (dollars in thousands):

                                       Year ended December 31,               Change during Year
                               ------------------------------------------------------------------
                                    2000         1999         1998            2000         1999
                               ------------------------------------------------------------------
Customer service fees              $2,233       $2,379       $2,414          $(146)        $(35)
Gain on sale of securities              6            0            0              6            0
Gain (loss) on sale of OREO            62          158          (33)           (96)         191
Gain on sale of fixed assets            2            3          196             (1)        (193)
Other                                 234          241          220             (7)          21
                               ------------------------------------------------------------------
   Total                           $2,537       $2,781       $2,797          $(244)        $(16)
                               ==================================================================

Noninterest income consists primarily of fees earned on services that are provided to the Bank's customers. Total noninterest income for the year ended December 31, 2000 decreased $244 thousand or 8.7% when compared to the same period last year. Customer service fees, the primary category of total noninterest income, decreased $146 thousand or 6.1% during 2000 as compared to the previous year, primarily as the result of a decline in ATM fee income. In addition to the decline in ATM fee income, gains on the sale of other real estate owned through foreclosure declined by almost $96 thousand during 2000 from the $158 thousand realized during 1999.

Total noninterest income for the year ended December 31, 1999 decreased $16 thousand or 0.6% when compared to the same period of 1998. Total customer service fees decreased $35 thousand or 1.5% during 1999 as compared to the previous year, as the result of a decline in ATM fee income, which was only partially offset by increases in other fee income on customer accounts. During the second quarter of 1998, the Bank realized a gain of $214 thousand on the sale of its Oakhurst branch premises. Gains of this magnitude were not realized on fixed asset sales during 1999, and resulted in the decline in this income category between the two periods presented. On the other hand, gains realized on the sale of other real estate owned increased by $191 thousand during 1999, as previously foreclosed properties were disposed of during the year.

Noninterest Expense

The following table sets forth the components of total noninterest expense in dollars and as a percentage of average earning assets for the years ended December 31, 2000, 1999 and 1998 (dollars in thousands):

                                                2000                     1999                       1998
                                     ------------------------- ------------------------- -------------------------
                                                       % of                      % of                      % of
                                                      Average                   Average                   Average
                                                      Earning                   Earning                   Earning
                                           Amount      Assets        Amount      Assets        Amount      Assets
                                     ------------------------- ------------------------- -------------------------
Salaries and employee benefits             $3,953       1.35%        $3,219       1.29%        $2,960       1.24%
Occupancy expense                           1,608       0.55%         1,590       0.64%         1,462       0.61%
Data processing                               540       0.18%           514       0.21%           466       0.19%
Professional fees                             312       0.11%           539       0.22%           338       0.14%
Directors fees                                174       0.06%           166       0.07%           167       0.07%
Amortization of intangibles                   360       0.12%           372       0.15%           350       0.15%
Correspondent bank service charges            202       0.07%           184       0.07%           252       0.11%
Other                                       1,499       0.51%         1,313       0.53%         1,596       0.67%
                                     -----------------------------------------------------------------------------
   Total                                   $8,648       2.96%        $7,897       3.17%        $7,591       3.17%
                                     =============================================================================

Noninterest expense, excluding provision for possible credit losses and income tax expense, totaled $8.6 million for the year ended December 31, 2000 as compared to $7.9 million and $7.6 million for the years ended December 31, 1999 and 1998, respectively. These figures represent an increase of $751 thousand or 9.5% between the years ended December 31, 1999 and December 31, 2000, and an increase of $307 thousand or 4.0% between the years ended December 31,

1998 and December 31, 1999. Increases between the three years presented are primarily the result of an increase in employee, occupancy, and data processing expenses, associated with normal anticipated growth during the three years presented. As a percentage of average earning assets, total noninterest expense has remained stable over the past three years as the Bank has controlled overhead expenses while experiencing profitable growth. In fact, noninterest expense has actually declined to 2.96% of average earning assets for the year ended December 31, 2000 from 3.17% at both December 31, 1999 and 1998.

Increases in salaries and employee benefits contributed approximately $734 thousand to the increase during 2000 and $259 thousand to the increase in noninterest expense during 1999, as the Bank has incurred increased costs for insurance, employer taxes, as well as salary increases and enhanced incentive plans designed to attract and keep qualified staff.

Increases in occupancy and data processing expenses contributed $44 thousand and $176 thousand to the increase experienced in noninterest expense during 2000 and 1999, respectively. The Bank consolidated its two Oakhurst branches into one location during April 1999, and relocated its San Joaquin branch during November 1999. These changes brought with them increased overhead and depreciation costs. Maintenance and repair costs on the Bank's premises increased approximately $50 thousand between 1998 and 1999, but then declined slightly between 1999 and 2000. In addition, the Bank capitalized more than $500 thousand during 1997 to upgrade its computer software to increase the efficiency and response time of its operations, and for the same reason, capitalized an additional $340 thousand for a new mainframe computer during the fourth quarter of 1998. The Bank brought its data processing function in-house during July 1999. As a result, increases were experienced in service contract expenses on that equipment, as well as data processing fees between 1999 and 2000.

Professional fees increased $201 thousand or $59.4% between 1998 and 1999, and then decreased $227 or 42.2% between 1999 and 2000. Additional expenses incurred during 1999 were primarily the result of legal proceedings between the Bank, and former president and former cashier in which each party sought to recover costs associated with the original case begun in 1994. The case was settled during May of 1999. In addition, increased legal expenses were incurred during 1999 for the workout of impaired loans.

Other noninterest expense increased $186 thousand during 2000 as compared to 1999, but decreased $283 thousand during 1999 as compared to 1998. As a result of growth in the Bank's customer base over the three periods presented, increases have been experienced in a number of items including increases in stationary and supplies, postage, customer check and stamp charges, armored car expense, and insurance costs. With the growth over the past several years has come an increase in these expenses as the Bank continues to offer a high level of customer service to the market areas it serves. Additional expenses incurred during 1998 included write-downs on other real estate owned totaling $130 thousand, and merger expenses totaling $67 thousand, as well as transition expenses associated with the branch acquisitions during 1997.

Financial Condition

Total assets of the Bank at December 31, 2000 were $356.8 million, reflecting an increase of $75.3 million, or 26.7% from the December 31, 1999 balance of $281.5 million. Substantial asset growth during the period was primarily the result of increased loan demand which was funded by a combination of deposit growth and short-term borrowings. Total assets increased $1.6 million or 0.6% between December 31, 1998 and December 31, 1999.

Earning assets averaged approximately $292.4 million during the year ended December 31, 2000, as compared to $249.4 million and $239.4 million for the years ended December 31, 1999 and 1998, respectively. Average interest-bearing liabilities increased to an average of $236.4 million for the year ended December 31, 2000, as compared to $194.0 million and $190.3 million for the comparative twelve month periods of 1999 and 1998, respectively.

Loans

The Bank's primary business is that of acquiring deposits and making loans, with the loan portfolio representing the largest and most important part of USB's earning assets. This was yet another growth year for the Bank's loan portfolio, with loans totaling $261.4 million at December 31, 2000 as compared to $198.3 million at December 31, 1999 and $154.4 million at December 31, 1998. Total loans increased $63.1 million or 31.8% between December 31, 1999 and December 31, 2000, as compared to an increase of $43.8 million or 28.4% between December 31, 1998 and December 31, 1999. Loans on average rose 31.4% between the years ended December 1999 and December 2000, and rose 17.6% between the years ended December 31, 1998 and December 31, 1999, with loans averaging $230.3 million for the twelve months ended December 31, 2000, as compared to $175.3 million and $149.1 million for the same twelve month periods of 1999 and 1998, respectively. The Bank's year-to-date average loan-to-deposit ratio which was 88.6% for the year ended December 31, 2000 as compared to 71.1% for the year ended December 31, 1999, and 62.0% for the year ended December 31, 1998.

The following table sets forth the amounts of loans outstanding by category as of the dates indicated (dollars in thousands):

                                                                    December 31,
                                                                    ------------
                                  2000                 1999              1998               1997                1996
                           -----------------------------------------------------------------------------------------------
                            Dollar     % of      Dollar    % of    Dollar     % of     Dollar    % of     Dollar    % of
                            Amount     Loans     Amount    Loans   Amount    Loans     Amount    Loans    Amount    Loans
                           -----------------------------------------------------------------------------------------------
Commercial and industrial   $66,434    25.4%     $52,275   26.4%   $43,358    28.1%    $33,777    23.6%   $33,479    26.2%
Real estate - mortgage      113,140    43.3       77,694   39.2     65,833    42.6      70,801    49.5     59,855    46.8
Real estate - construction   61,038    23.4       55,574   28.0     33,913    22.0      28,226    19.8     28,288    22.1
Agricultural                  7,240     2.8        7,003    3.5      6,479     4.2       4,746     3.3      2,653     2.1
Installment/other            10,292     3.9        5,723    2.9      4,837     3.1       5,383     3.8      3,543     2.8
Lease financing               3,225     1.2            0    0.0          0     0.0           0     0.0          0     0.0
                           -----------------------------------------------------------------------------------------------
Total Loans                $261,369   100.0%    $198,269  100.0%  $154,420   100.0%   $142,933   100.0%  $127,818   100.0%
                           ===============================================================================================

Growth has continued to be greatest in what has historically been the Bank's primary lending emphasis, commercial, real estate mortgage, and construction lending. More than half of the growth during 2000 occurred in real estate mortgage loans which increased by $35.4 million or 45.6% during the year as compared to $11.9 million or 18.0% during 1999. Growth continues in commercial and industrial loans which increased $14.2 million or 27.1% during 2000, and increased $8.9 million or 20.6% during 1999. Real estate construction loans increased $5.5 million or 9.8% between December 31, 1999 and December 31, 2000, while installment loans increased $4.6 million or 79.8%, and agricultural loans increased by $237 thousand or 3.4% during that same period. During the year, the Bank purchased an existing leasing portfolio and will seek growth in this category in the future.

The real estate mortgage loan portfolio totaling $113.1 million at December 31, 2000 consists of commercial real estate, residential mortgages, and home equity loans. Commercial real estate is the core of this segment of the portfolio and accounted for most the growth in the real estate mortgage portfolio, with balances of $89.5 million, $56.2 million, and $43.8 million at December 31, 2000, 1999, and 1998, respectively. The Bank does not currently offer residential mortgage loans and, as a result, that portion of the portfolio has declined over time with balances of $6.1 million, $7.8 million, and $10.7 million at December 31, 2000, 1999 and 1998, respectively. The Bank began offering home equity loans early in 1997 and since that time balances have grown steadily to $17.5 million at December 31, 2000, from $13.8 million at December 31, 1999, and $11.3 million at December 31, 1998.

The following table sets forth the maturities of the Bank's loan portfolio at December 31, 2000. Amounts presented are shown by maturity dates rather than repricing periods (dollars in thousands):

                                  Due        Due after one        Due
                                 in one       year through     after five
                              year or less     five years        years            Total
                             --------------  --------------  --------------  --------------
Commercial and agricultural         $31,813         $21,401         $20,460         $73,674
Real estate - construction           50,896           8,366           1,776          61,038
                             --------------  --------------  --------------  --------------
                                     82,709          29,767          22,236         134,712

Real estate - mortgage               23,906          43,108          46,126         113,140
All other loans                       7,200           5,353             964          13,517
                             --------------  --------------  --------------  --------------
Total Loans                        $113,815         $78,228         $69,326        $261,369
                             ==============  ==============  ==============  ==============

The average yield on loans was 10.74% for the year ended December 31, 2000, representing an increase of 60 basis points when compared to the year ended December 31, 1999 and was a result of a general increase in market rates of interest between those two periods. For the year ended December 31, 1999, the overall average yield on the loan portfolio was 10.14%, representing a decrease of 73 basis points when compared to 10.87% for the same twelve-month period of 1998 and was a result of a general decrease in average market rates of interest during 1999. The Bank's loan portfolio is generally comprised of short-term or floating rate loans and is therefor susceptible to fluctuations in market rates of interest. At December 31, 2000, 1999 and 1998, approximately 65.5%, 67.5% and 68.0% of the Bank's loan portfolio consisted of floating rate instruments, with the majority of those tied to the prime rate.

Securities

Following is a comparison of the amortized cost and approximate fair value of available-for-sale and held-to-maturity securities for the three years indicated (dollars in thousands):

                                                  December 31, 2000                              December 31, 1999
                                  ---------------------------------------------   ----------------------------------------------
                                                  Gross       Gross    Fair Value                 Gross      Gross     Fair Value
                                  Amortized    Unrealized  Unrealized  (Carrying   Amortized   Unrealized  Unrealized  (Carrying
                                     Cost         Gains      Losses     Amount)      Cost         Gains      Losses      Amount)
                                  ---------------------------------------------   ----------------------------------------------
Available-for-sale:
   U.S. Government agencies        $42,523        $489        $(79)     $42,933     $32,034        $115       $(489)     $31,660
   U.S. Government agency
      collateralized mortgage
      obligations                    1,357           0         (16)       1,341       1,845           0         (41)       1,804
   Obligations of state and
      political subdivisions         3,317          72           0        3,389       3,402           0        (247)       3,155
   Other debt securities             2,000          95           0        2,095       9,929           0           0        9,929
                                  ---------------------------------------------   ----------------------------------------------
      Total available-for-sale     $49,197        $656        $(95)     $49,758     $47,210        $115       $(777)     $46,548
                                  =============================================   ==============================================
Held-to-maturity:
   U.S. Government agencies        $10,248          $0        $(74)     $10,174     $10,248          $0       $(351)      $9,897
                                  =============================================   ==============================================
                                                             December 31, 1998
                                            --------------------------------------------------
                                                              Gross       Gross    Fair Value
                                              Amortized    Unrealized   Unrealized (Carrying
                                                 Cost         Gains       Losses     Amount)
                                            --------------------------------------------------
Available-for-sale:
   U.S. Government agencies                     $61,641         $81          $0      $61,722
   U.S. Government agency
      collateralized mortgage obligations         3,490           1         (32)       3,459
   Obligations of state and
      political subdivisions                      3,452         162           0        3,614
   Other debt securities                            960           0          (3)         957
                                            --------------------------------------------------
      Total available-for-sale                  $69,543        $244        ($35)     $69,752
                                            ==================================================
Held-to-maturity:
   U.S. Government agencies                     $20,241        $101          $0      $20,342
                                            ==================================================

Realized gains on securities available-for-sale totaled $5,649 during 2000, and there were no realized losses on securities available-for-sale during the year. There were no realized gains or losses for such securities during 1999 or 1998.

Total securities changed little during the year ended December 31, 2000, although the mix of the portfolio did change. At December 31, 1999, the Bank had approximately $9.9 million in short-term commercial paper which matured during the first quarter of 2000. Much of this money was reinvested in U.S. Government agencies during 2000. Total securities decreased $33.2 million during 1999 to an ending balance of $56.8 million at December 31, 1999, representing a decrease of 36.9% between those two periods. In general, during 1999, proceeds from maturing securities were used to fund much of the Bank's loan growth as the deposit base declined during the later half of the year.

The amortized cost and fair value of investment securities as well as yields on those securities at December 31, 2000, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties (dollars in thousands).

                                                       December 31, 2000
                                          ---------------------------------------------
                                               Weighted         Amortized     Fair
                                           Average Yield (1)       Cost       Value
                                          ---------------------------------------------
Available-for-sale:
   Due in one year or less                       8.30%           $12,661      $12,696
   Due after one year through five years         6.13%            20,273       20,356
   Due after five years through ten years          --                  0            0
   Due after ten years                           7.11%            14,906       15,365
   Collateralized mortgage obligations           5.80%             1,357        1,341
                                          ---------------------------------------------
       Total available-for-sale                  7.07%           $49,197      $49,758
                                          =============================================
Held-to-maturity:
   Due after one year through five years         5.88%            10,248       10,174
                                          ---------------------------------------------
       Total held-to-maturity                    5.88%           $10,248      $10,174
                                          =============================================

      (1) Weighted average yields are not computed on a tax equivalent basis

Contractual maturities on collateralized mortgage obligations are difficult to anticipate due to allowed paydowns and therefore have been disclosed separately for the purpose of the above table. For further discussion on the maturities of collateralized mortgage obligations, see "Liquidity and Asset/Liability Management" presented later in this text.

At December 31, 2000, available-for-sale securities with an amortized cost of approximately $44.228 million (fair value of $44.630 million) were pledged as collateral for public funds and treasury tax and loan balances. At December 31, 2000, held-to-maturity securities with an amortized cost of approximately $10.248 million (fair value of $10.174 million) were pledged as collateral for public funds (including the State of California) and the Federal Reserve Discount Window. At December 31, 1999, available-for-sale securities with an amortized cost of approximately $10.550 million (fair value of $10.626 million) were pledged as collateral for public funds and treasury tax and loan balances. At December 31, 1999, held-to-maturity securities with an amortized cost of approximately $10.247 million (fair value of $9.897 million) were pledged as collateral for public funds (including the State of California) and the Federal Reserve Discount Window.

Deposits

The Bank attracts commercial deposits primarily from local businesses and professionals, as well as retail checking accounts, savings accounts and time deposits. Total deposits increased $33.0 million or 13.8% during the year to a balance of $271.9 million at December 31, 2000 as compared to a decrease of $13.6 million or 5.4% between December 31, 1998 and December 31, 1999. Core deposits, consisting of all deposits other than time deposits of $100,000 or more and brokered deposits, continue to provide the foundation for the Bank's principal sources of funding and liquidity. These core deposits amounted to 71.4%, 79.7% and 78.5% of the total deposit portfolio at December 31, 2000, 1999 and 1998, respectively.

The following table sets forth the amounts of deposits by category for the years indicated, and the dollar change in each category during the year (dollars in thousands):

                                         Balance as of December 31,        Change during Year
                                  -------------------------------------------------------------
                                        2000        1999        1998        2000         1999
                                  -------------------------------------------------------------
Noninterest bearing deposits         $52,898     $50,910     $50,503      $1,988         $407

Interest bearing deposits:
   NOW and money market accounts      62,143      62,239      62,582         (96)        (343)
   Savings accounts                   18,347      19,609      19,804      (1,262)        (195)
   Time deposits:
      Under $100,000                  63,567      57,553      65,389       6,014       (7,836)
      $100,000 and over               74,908      48,552      54,196      26,356       (5,644)
                                  -------------------------------------------------------------
Total interest bearing deposits      218,965     187,953     201,971      31,012      (14,018)
                                  -------------------------------------------------------------
Total deposits                      $271,863    $238,863    $252,474     $33,000     $(13,611)
                                  =============================================================

The Bank's deposit base consists of two major components represented by noninterest-bearing (demand) deposits and interest-bearing deposits. Interest-bearing deposits consist of time certificates of deposit, NOW and money market accounts and savings deposits. The most significant deposit changes between the years presented above have been in total time deposits which increased by $32.4 million between December 31, 1999 and December 31, 2000, and decreased by $13.5 million between December 31, 1998 and December 31, 1999. Most of the increase during 2000 was in time deposits of $100,000 or more which increased $26.4 million or 54.3% between December 31, 1999 and December 31, 2000. Of this increase, $15.0 million is attributable to amounts deposited by the State of California, and an additional $9.5 million is from brokered time deposits. Time deposits of under $100,000 increased by $6.0 million or 10.5% between December 31, 1999 and December 31, 2000 as interest rates increased during 2000, and these deposit instruments became more attractive to retail customers. During 1999, the majority of the deposit decrease was in total time deposits which decreased $13.5 million or 11.3% between December 31, 1998 and December 31, 1999. Runoff in time deposits during 1999 is most likely the result of less attractive rates than in previous years, as customers sought higher returns elsewhere, such as the bond and equity markets, as well as, with other institutions offering higher than average rates on time deposits. Other interest-bearing deposits which include NOW and money market accounts, as well as savings accounts declined only slightly during 1999 and 2000. Noninterest-bearing deposits have remained stable over the three years presented and increased $2.0 million between December 1999 and December 31, 2000, and increased $407 thousand between December 1998 and December 31, 1999.

On a year-to-date average basis, total deposits increased $13.5 million or 5.5% between the years ended December 31, 2000 and December 31, 1999. Of that total, interest-bearing deposits increased by $16.5 million or 8.6%, while noninterest bearing deposits declined $3.0 million or 5.5% during 2000. Average checking accounts and time deposits experienced increases of $5.3 million or 8.4% and $12.4 million or 11.4%, respectively, during 2000. On average during 2000, decreases of $3.0 million or 5.5% and $1.2 million or 5.8% were experienced in noninterest-bearing deposits and savings accounts, respectively. On a year-to-date average, the Bank experienced increases in all deposit categories except time deposits during 1999. Total average deposits increased $6.0 million or 2.5% for the year ended December 31, 1999, as compared to the same twelve month period of 1998. Of this increase, $1.8 million was in interest-bearing deposits, representing only a 1.0% increase for that category, while the remaining $4.2 million was in noninterest-bearing demand deposits, representing a 8.2% increase in that category between these two periods . Increases in noninterest bearing checking, NOW and money market accounts and, to a lesser degree, savings accounts during 1999, contributed to the year-to-date average increases experienced during the year.

The following table sets forth the average deposits and average rates paid on those deposits for the years ended December 31, 2000, 1999 and 1998 (dollars in thousands):

                                       2000                     1999                    1998
                              ----------------------------------------------------------------------
                                Average                  Average                 Average
Interest bearing deposits:      Balance     Rate %       Balance    Rate %       Balance     Rate %
                              ----------------------------------------------------------------------
   Checking accounts            $67,690      3.12%       $62,434     2.80%       $58,098      3.11%

   Savings                       19,286      2.16%        20,465     2.17%        19,659      2.42%
   Time deposits (1)            121,529      5.90%       109,102     5.16%       112,402      5.62%
Noninterest bearing deposits     51,554                   54,551                  50,425

      (1) Included at December 31, 2000, are $74.908 million in time certificates of deposit of $100,000 or more, of which $32.578 million matures in three months or less, $20.730 million matures in 3 to 6 months, $10.437 million matures in 6 to 12 months, and $11.163 million matures in more than 12 months.

Short-term Borrowings

From time to time, the Bank obtains borrowed funds consisting of federal funds purchased and securities sold under agreements to repurchase ("repurchase agreements") as alternatives to retail deposit funds. The Bank has established collateralized and uncollateralized lines of credit with several correspondent banks, as well as a securities dealer, for the purpose of obtaining borrowed funds as needed. The Bank may continue to borrow funds in the future as part of its asset/liability strategy, and may use these funds to acquire certain other assets as deemed appropriate by management for investment purposes and to better utilize the capital resources of the Bank. Federal funds purchased represent temporary overnight borrowings from correspondent banks and are generally unsecured. Repurchase agreements are collateralized by mortgage backed securities and securities of U.S. Government agencies, and generally have maturities of one to three months. The Bank has the ability to secure longer maturities on such instruments if deemed appropriate as part of its asset/liability strategy. In addition, the Bank has the ability to obtain borrowings from the Federal Reserve Bank of San Francisco which would be collateralized by certain pledged loans in the Bank's loan portfolio.

The table below provides further detail of the Bank's federal funds purchased and repurchase agreements for the years ended December 31, 2000 and December 31, 1999 (dollars in thousands):

                                                     December 31,
                                               -----------------------
                                                  2000        1999
                                               -----------------------
      At period end:
           Federal funds purchased               $22,630      $2,138
           Repurchase agreements                  24,894       9,775
                                               -----------------------
              Total                              $47,524     $11,913
                                               =======================
          Average interest rate                     6.35%       5.72%
                                               =======================
      Average for the year:
            Federal funds purchased               $2,793        $403
            Repurchase agreements                 24,876       1,554
                                               -----------------------
               Total                             $27,669      $1,957
                                               =======================
          Average interest rate                     6.61%       5.67%
                                               =======================
      Maximum total borrowings outstanding at
        any month-end during the year:
           Federal funds purchased               $22,630      $2,138
           Repurchase agreements                  24,894       9,775
                                               -----------------------
              Total                              $47,524     $11,913
                                               =======================

The Bank had collateralized and uncollateralized lines of credit aggregating $107.9 million, as well as repurchase agreement lines of credit totaling $24.9 million at December 31, 2000. These lines of credit generally have interest rates tied to the Federal Funds rate or are indexed to short-term U.S. Treasury rates or LIBOR. At December 31, 2000, the Bank had advances on the repurchase lines of credit totaling $24.9 million, and federal funds purchased of $22.6 million. The Bank had collateralized and uncollateralized lines of credit aggregating $124.5 million, as well as a repurchase agreement line of credit of $20.0 million at December 31, 1999. The Bank had repurchase agreements of $9.8 million and federal funds purchased of $2.1 million outstanding at December 31, 1999.

On June 20, 2000, the Bank's ESOP entered into an agreement with a correspondent bank to establish a $1.0 million unsecured revolving line of credit with a variable rate of prime plus 100 basis points and maturity of June 20, 2005. The loan is guaranteed by the Bank. Advances on the line totaled $693 thousand at December 31, 2000.

Asset Quality and Allowance for Credit Losses

Lending money is the Bank's principal business activity, and ensuring appropriate evaluation, diversification, and control of credit risks is a primary management responsibility. Implicit in lending activities is the fact that losses will be experienced and that the amount of such losses will vary from time to time, depending on the risk characteristics of the loan portfolio as affected by local, regional and national economic conditions and the financial experience of borrowers.

The allowance for credit losses is maintained at a level deemed appropriate by management to provide for known and inherent risks in existing loans and commitments to extend credit. The adequacy of the allowance for credit losses is based upon management's continuing assessment of various factors affecting the collectibility of loans and commitments to extend credit; including current economic conditions, past credit experience, collateral, and concentrations of credit. There is no precise method of predicting specific losses or amounts which may ultimately be charged off on particular segments of the loan portfolio. The conclusion that a loan may become uncollectible, either in part or in whole, is judgmental and subject to economic, environmental, and other conditions which cannot be predicted with certainty. When determining the adequacy of the allowance for credit losses, the Bank follows the guidelines set forth in the Interagency Policy Statement on the Allowance for Loan and Lease Losses ("Statement") issued jointly by bank regulators during December 1993. The Statement outlines characteristics that should be used in segmentation of the loan portfolio for purposes of the analysis including risk classification, past due status, type of loan, industry or collateral. It also outlines factors to consider when adjusting the loss factors for various segments of the loan portfolio.

The Bank's methodology for assessing the adequacy of the allowance for credit losses consists of several key elements, which include:

      - the formula allowance,
      - specific allowances for problem graded loans ("classified loans")
      - and the unallocated allowance

In addition, the allowance analysis also incorporates the results of measuring impaired loans as provided in:

      - Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" and
      - SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures."

The formula allowance is calculated by applying loss factors to outstanding loans and certain unfunded loan commitments. Loss factors are based on the Bank's historical loss experience and on the internal risk grade of those loans and, may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. The Bank determines the loss factors for problem graded loans (substandard, doubtful, and loss), special mention loans, and pass graded loans, based on a loss migration model. The migration analysis incorporates the Bank's losses over the past twelve quarters (three years) and loss factors are adjusted to recognize and quantify the loss exposure from changes in market conditions and trends in the Bank's loan portfolio. For purposes of this analysis, loans are grouped by internal risk classifications which are "pass", "special mention", "substandard", "doubtful", and "loss". Certain loans are homogenous in nature and are therefore pooled by risk grade. These homogenous loans include consumer installment and home equity loans. Special mention loans are currently performing but are potentially weak, as the borrower has begun to exhibit deteriorating trends, which if not reversed, could jeopardize repayment of the loan and result in further downgrade. Substandard loans have well-defined weaknesses which, if not corrected, could jeopardize the full satisfaction of the debt. A loan classified as "doubtful" has critical weaknesses that make full collection of the obligation improbable. Classified loans, as defined by the Bank, include loans categorized as substandard, doubtful, and loss.

Specific allowances are established based on management's periodic evaluation of loss exposure inherent in classified loans, impaired loans, and other loans in which management believes there is a probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

The unallocated portion of the allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. The conditions may include, but are not limited to, general economic and business conditions affecting the key lending areas of the Bank, credit quality trends, collateral values, loan volumes and concentrations, and other business conditions.

The Bank's methodology includes features that are intended to reduce the difference between estimated and actual losses. The specific allowance portion of the analysis is designed to be self-correcting by taking into account the Bank's current loss experience based on that portion of the portfolio. By analyzing the probable estimated losses inherent in the loan portfolio on a quarterly basis, the Bank is able to adjust specific and inherent loss estimates using the most recent information available. In performing the periodic migration analysis, management believes that historical loss factors used in the computation of the formula allowance need to be adjusted to reflect current changes in market conditions and trends in the Bank's loan portfolio. There are a number of other factors which are reviewed when determining adjustments in the historical loss factors. They include 1) trends in delinquent and nonaccrual loans, 2) trends in loan volume and terms, 3) effects of changes in lending policies, 4) concentrations of credit, 5) competition, 6) national and local economic trends and conditions, 7) experience of lending staff, 8) loan review and Board of Directors oversight, and 9) other business conditions.

Management and the Bank's lending officers evaluate the loss exposure of classified and impaired loans on a weekly/monthly basis and through discussions and officer meetings as conditions change. The Bank's Loan Committee meets weekly and serves as a forum to discuss specific problem assets that pose significant concerns to the Bank, and to keep the directors of the Bank informed through committee minutes. All special mention and classified loans are reported quarterly on Criticized Asset Reports which are reviewed by senior management. With this information, the migration analysis and the impaired loan analysis are performed on a quarterly basis and adjustments are made to the allowance as deemed necessary.

Impaired loans are measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. The amount of impaired loans is not directly comparable to the amount of nonperforming loans disclosed later in this section. The primary differences between impaired loans and nonperforming loans are: i) all loan categories are considered in determining nonperforming loans while impaired loan recognition is limited to commercial and industrial loans, commercial and residential real estate loans, construction loans, and agricultural loans, and ii) impaired loan recognition considers not only loans 90 days or more past due, restructured loans and nonaccrual loans but also may include problem loans other than delinquent loans.

The Bank considers a loan to be impaired when, based upon current information and events, it believes it is probable the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank's impaired loans include nonaccrual loans, restructured debt, and performing loans in which full payment of principal or interest is not expected. The Bank bases the measurement of these impaired loans on the fair value of the loan's collateral or the expected cash flows on the loans discounted at the loan's stated interest rates. Cash receipts on impaired loans not performing to contractual terms and that are on nonaccrual status are used to reduce principal balances. Impairment losses are included in the allowance for possible credit losses through a charge to the provision, if applicable.

At December 31, 2000 and 1999, the Bank's recorded investment in loans for which impairment has been recognized totaled $3.4 million and $6.6 million, respectively. Included in the 2000 total impaired loans is $138 thousand of impaired loans for which the related specific allowance is $84 thousand, as well as $3.3 million of impaired loans that as a result of write-downs or the fair value of the collateral, did not have a specific allowance. Total impaired loans at December 31, 1999 included $203 thousand of impaired loans for which the related specific allowance is $107 thousand, as well as $6.4 million of impaired loans that as a result of write-downs or the fair value of the collateral, did not have a specific allowance. The average recorded investment in impaired loans was $5.4 million during 2000 and $4.6 million during 1999. The Bank uses the cash basis method of income recognition for impaired loans. For the years ended December 31, 2000, 1999 and 1998, the Bank recognized $270 thousand, $290 thousand and $457 thousand, respectively, of income on such loans.

During 2000, there were no changes in estimation methods or assumptions that affected the methodology for assessing the adequacy of the allowance for credit losses.

Other factors that continue to gain management's attention are competition in the bank's market area and economic conditions which may ultimately affect the risk assessment of the portfolio. The Bank has experienced increased com-petition from the major banks, local independents and non-bank institutions creating pressure on loan pricing. During 1997 and 1998, the domestic economy showed signs of slowing, due in part to the prolonged contractions of worldwide economies. As a consequence, the Federal Reserve lowered interest rates three separate times during the fourth quarter of 1998 in an attempt to support the U.S. and foreign economies. Then as foreign economies began to recover and the domestic economy continued to grow during 1999, the Federal Reserve increased interest rates three times between June 30 and November 30, 1999 for a total increase of 75 basis points during the year. Interest rates were again raised 25 basis points early in February 2000, an additional 25 basis points in March 2000, and 50 basis points in May 2000. As the domestic economy began to slow in the third quarter of 2000 and stall during the fourth quarter of 2000, the Federal Reserve dropped interest rates by a total of 100 basis points during January of 2001. We have gone from what was possibly considered the longest economic expansion in recent U.S. history, to potential recession in just a few short months, with skyrocketing energy costs, consumer confidence declining, and job layoffs announced at major corporations across the country. It is difficult to determine what effects these trends will have on the domestic economy or whether the Federal Reserve will continue to adjust interest rates in an effort to control the economy. It is likely that the California economy will continue to be impacted by these domestic as well as global events, although the overall economy of California has generally improved over the past several years. The local economy has been impacted to some degree during the past several years by such things as decreased exports and adverse weather patterns, which has increased worries about the immediate future. Local unemployment rates, as well as foreclosures in Fresno and Madera counties have increased during the past several years and persist to the current time. Despite the Central Valley's traditionally high unemployment, it is anticipated that the Central San Joaquin Valley will continue to grow and diversify as property and housing costs remain reasonable relative to other areas of the state, although this growth may slow over the next several years as the Federal Reserve seeks to control what they perceive as potential recession in the economy. Management recognizes increased risk of loss due to the Bank's exposure from local and worldwide economic conditions, as well as soft real estate markets, and takes these factors into consideration when analyzing the adequacy of the allowance for credit losses

The following table provides a summary of the Bank's allowance for possible credit losses, provisions made to that allowance, and charge-off and recovery activity affecting the allowance for the periods indicated (dollars in thousands):

                                                                                         December 31,
                                                             --------------------------------------------------------------------
                                                                 2000          1999          1998          1997          1996
                                                             --------------------------------------------------------------------
Total loans outstanding at end of period before
    deducting allowances for credit losses                     $260,575      $197,876      $153,960      $142,288      $127,104
                                                             ====================================================================
Average net loans outstanding during period                    $230,305      $175,324      $149,100      $137,834      $117,540
                                                             ====================================================================
Balance of allowance at beginning of period                      $2,642        $1,907        $2,144        $1,663        $1,470
Loans charged off:
      Real estate                                                     0             0            (9)          (47)          (78)
     Commercial and industrial                                     (430)         (285)       (1,497)         (779)         (411)
     Installment and other                                          (44)          (27)          (80)          (10)          (51)
                                                             --------------------------------------------------------------------
          Total loans charged off                                  (474)         (312)       (1,586)         (836)         (540)

Recoveries of loans previously charged off:
     Real estate                                                      0             0           105            20             0
     Commercial and industrial                                       11            19            33            94            29
     Installment and other                                           14             3            11             3             4
                                                             --------------------------------------------------------------------
          Total loan recoveries                                      25            22           149           117            33
                                                             --------------------------------------------------------------------
Net loans charged off                                              (449)         (290)       (1,437)         (719)         (507)

Provision charged to operating expense                            1,580         1,025         1,200         1,200           700
Balance of allowance for credit losses
     at end of period                                            $3,773        $2,642        $1,907        $2,144        $1,663
                                                             ====================================================================
Net loan charge-offs to total average loans                        0.19%         0.17%         0.96%         0.52%         0.43%
Net loan charge-offs to loans at end of period                     0.17%         0.15%         0.93%         0.51%         0.40%
Allowance for credit losses to total loans at end of period        1.45%         1.34%         1.24%         1.51%         1.31%
Net loan charge-offs to allowance for credit losses               11.90%        10.98%        75.35%        33.54%        30.49%
Net loan charge-offs to provision for credit losses               28.42%        28.29%       119.75%        59.92%        72.43%

Total net loans charged off during 2000 and 1999 totaled $449 thousand and $290 thousand, respectively, and as a percentage of total average loans, remain stable between the two periods. The increase in charge-offs experienced by the Bank during 1998 are primarily the result of the write-down of two large commercial loan relationships rather than an overall deterioration of the loan portfolio as a whole. The charge-offs on these two loan relationships totaled $1.3 million or nearly 82% of the total charge-offs experienced by the Bank during 1998. As a result of such charge-offs and recoveries and the provision for possible credit losses, the reserve for possible credit losses was $3.8 million or 1.45% of the total loan portfolio at December 31, 2000, as compared to $2.6 million or 1.34% and $1.9 million or 1.24% of the total loan portfolio at December 31, 1999 and 1998, respectively. At December 31, 2000, the allowance for credit losses exceeded each of the annual net charge-off totals of $449 thousand, $290 thousand, and $1.4 million experienced during the years ended December 31, 2000, 1999, and 1998, respectively. Although historical net charge-offs are not necessarily indicative of the amount of net charge-offs that will be realized in the future, the balance of the allowance for credit losses at December 31, 2000 reflects management's belief that there are additional inherent losses in the loan portfolio, as indicated by an increase in provisions to the allowance for loan losses during 2000 for commercial and industrial, real estate mortgage, and real estate construction loans. Management believes that the 1.45% credit loss allowance at December 31, 2000, is adequate to absorb known and inherent risks in the loan portfolio. No assurance can be given, however, that the economic conditions which may adversely affect the Bank's service areas or other circumstances will not result in increased losses in the Bank's loan portfolio.

Although the Bank does not normally allocate the allowance for credit losses to specific loan categories, an allocation to the major categories has been made for the purposes of this report as set forth in the following table (dollars in thousands). The allocations are estimates based on the same factors as considered by management in determining the amount of additional provisions to the credit loss allowance and the overall adequacy of the allowance for credit losses.

                                     2000                 1999                 1998                1997                  1996
                             ------------------------------------------------------------------------------------------------------
                             Allowance            Allowance            Allowance            Allowance            Allowance
                             for Loan     % of    for Loan     % of    for Loan     % of    for Loan     % of    for Loan     % of
                              Losses      Loans    Losses      Loans    Losses      Loans    Losses      Loans    Losses      Loans
                             ------------------------------------------------------------------------------------------------------
Commercial and industrial     $1,328      25.4%    $1,028      26.4%      $570      28.1%    $1,226      23.6%      $785      26.2%
Real estate - mortgage         1,141      43.3%     1,062      39.2%       520      42.6%       421      49.5%       354      46.8%
Real estate - construction       606      23.4%       436      28.0%       289      22.0%       169      19.8%       218      22.1%
Agricultural                      65       2.8%        54       3.5%        48       4.2%        24       3.3%        11       2.1%
Installment/other                 72       3.9%        63       2.9%        28       3.1%        26       3.8%        16       2.8%
Lease financing                   82       1.2%         0        --          0        --          0        --          0        --
Not allocated                    479        --          0        --        452        --        278        --        279        --
                             ------------------------------------------------------------------------------------------------------
                              $3,773     100.0%    $2,643     100.0%    $1,907     100.0%    $2,144     100.0%    $1,663     100.0%
                             ======================================================================================================

At December 31, 2000, the Bank's allowance for credit losses was $3.8 million, consisting of $3.2 million in formula allowance, $50 thousand in specific allowance, and $479 in unallocated allowance. At December 31, 1999, the allowance for credit losses totaling $2.6 million, consisted of $2.5 million in formula allowance, $77 thousand in specific allowance and no unallocated allowance. The formula allowance increased in all loan categories during 2000 as the result of significant increases in loan balances during the year, as well as modest increases in the level of special mention and classified loans. At December 31, 2000, the specific allowance was allocated almost evenly between commercial and industrial loans, and lease financing, while at December 31, 1999, all of the specific allowance was allocated to commercial and industrial loans. The formula allowance increased by approximately $678 thousand between December 31, 1999 and December 31, 2000 with about $360 thousand or 53% of that increase being allocated to real estate mortgage and construction loans, and about $246 thousand or 36% of that increase being allocated to commercial and industrial loans. The remaining $72 thousand increase was allocated to leases, as well as, agricultural and installment loans. The increase in the formula allowance during 2000 was the result of several factors including, an increase of $8.7 million in special mention loans, and an increase of approximately $50.4 million in "pass" loans during 2000. Substandard loans decreased by about $451 thousand between December 31, 1999 and December 31, 2000.

Although in some instances, the downgrading of a loan resulting from the factors used by the Bank in its allowance analysis has been reflected in the formula allowance, management believes that in some instances, the impact of material events and trends has not yet been reflected in the level of nonperforming loans or the internal risk grading process regarding these loans. Accordingly, the Bank's evaluation of probable losses related to these factors may be reflected in the unallocated allowance. The evaluation of the inherent losses concerning these factors involve a higher degree of uncertainty because they are not identified with specific problem credits, and therefore the Bank does not spread the unallocated allowance among segments of the portfolio. At December 31, 2000 the Bank had an unallocated allowance of $479 thousand, reflecting an increase from the zero balance at December 31, 1999. Management's estimates of the unallocated allowance are based upon a number of underlying factors including 1) the effect of deteriorating national and local economic trends, 2) the effects of export market conditions on certain agricultural and manufacturing borrowers, 3) the effects of abnormal weather patterns on agricultural borrowers, as well as other borrowers that may be impacted by such conditions, 4) the effect of increased competition in the Bank's market area and the resultant potential impact of more relaxed underwriting standards to borrowers with multi-bank relationships, 5) the effect of soft real estate markets, and 6) the effects of having a larger number of borrowing relationships which are close to the Bank's lending limit, any one if which were not to perform to contractual terms, would have a material impact on the allowance.

The Bank's loan portfolio has concentrations in commercial real estate, commercial, and construction loans, however these portfolio percentages fall within the Bank's loan policy guidelines. Commercial and commercial real estate loans tend to have the highest delinquency rate as reflected in the above allocations. The allocation of $1.3 million for commercial and industrial loans, and $1.1 million for real estate mortgage loans at December 31, 2000 represents a modest increase from the previous year-end. The allowance allocated to construction loans increased during 2000 as the result of increased loan volume in this loan category.

It is the Bank's policy to discontinue the accrual of interest income on loans for which reasonable doubt exists with respect to the timely collectability of interest or principal due to the ability of the borrower to comply with the terms of the loan agreement. Such loans are placed on nonaccrual status whenever the payment of principal or interest is 90 days past due or earlier when the conditions warrant, and interest is recorded as income only when received by the Bank. Management may grant exceptions to this policy if the loans are well secured and in the process of collection.

The following table sets forth the Bank's nonperforming assets as of the dates indicated (dollars in thousands):

                                                                       December 31,
                                                                       ------------
                                                     2000       1999       1998       1997       1996
                                                 ------------------------------------------------------
Nonaccrual loans (1)                               $2,810     $4,373     $1,485     $3,595     $3,234
Restructured loans                                      0      2,401      2,443      2,755      2,605
                                                 ------------------------------------------------------
      Total nonperforming loans                     2,810      6,774      3,928      6,350      5,839
Other real estate owned                             2,959        663        697        863        304
                                                 ------------------------------------------------------
     Total nonperforming assets                    $5,769     $7,437     $4,625     $7,213     $6,143
                                                 ======================================================
Loans, past due 90 days or more, still accruing      $595         $0       $210        $99       $204
                                                 ======================================================
Nonperforming loans to total gross loans             1.08%      3.42%      2.54%      4.44%      4.57%
                                                 ======================================================
Nonperforming assets to total gross loans            2.21%      3.75%      3.00%      5.01%      4.81%
                                                 ======================================================

      (1) Included in nonaccrual loans at December 31, 2000, 1999 and 1998, are restructured loans totaling $57.8 thousand, $112.4 thousand and $123.4 thousand, respectively.

The overall level of nonperforming assets decreased during the year ended December 31, 2000, as the result of a decrease in nonaccrual and restructured loans. Although the Bank had a number of sales of other real estate owned, that balance increased by $2.3 million during 2000 as the result of the transfer of a single large borrowing relationship from nonaccrual status to foreclosure. This single relationship was added to nonaccrual loans during 1999 and represented nearly 69% of the nonaccrual balance at December 31, 1999. Loans past due more than 30 days continue to receive increased management attention and are monitored for increased risk. All impaired loans, nonaccrual and restructured loans are reviewed for specific reserve allocations and the allowance for credit losses is adjusted accordingly.

Except for the loans included in the above table, there were no loans at December 31, 2000 where the known credit problems of a borrower caused the Bank to have serious doubts as to the ability of such borrower to comply with the present loan repayment terms and which would result in such loan being included as a nonaccrual, past due or restructured loan at some future date.

Liquidity and Asset/Liability Management

The primary function of asset/liability management is to provide adequate liquidity and maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities.

Liquidity

Liquidity at a banking institution may be described as the measure of the institutions ability to maintain sufficient cash flows to fulfill its financial obligations, including loan funding commitments and customer deposit withdrawals, without straining its equity structure. To maintain an adequate liquidity position, the Bank relies on, in addition to cash and cash equivalents, cash inflows from deposits and short-term borrowings, repayments of principal on loans and investments, noninterest income, and interest income received. The Bank's principal cash outflows are for loan origination, purchases of investment securities, depositor withdrawals and payment of operating expenses.

The Bank's liquid asset base which consists of cash and due from banks (net reserve requirements), federal funds sold, securities purchased under agreements to resell ("reverse repos") and available-for-sale investment securities (net pledged securities), is maintained at a level deemed sufficient to provide the cash outlay necessary to fund loan growth as well as any customer deposit runoff that may occur. Liquid assets totaled $20.5 million at December 31, 2000, as compared to more than $43.6 million at December 31, 1999. Within this framework is the objective of maximizing the yield on the Bank's earning assets. This is achieved by maintaining a high percentage of earning assets in loans, which historically have represented the Bank's highest yielding asset. At December 31, 2000 and 1999, the loan portfolio comprised 73.0% and 70.2% of total assets and the loan-to-deposit ratio was 95.8% and 82.8%,

During February of 1997, the Bank acquired from Wells Fargo Bank, two of its branches located in Caruthers and San Joaquin. Then in October of 1997, the Bank acquired two additional branches from Bank of America located in Firebaugh and Coalinga. With $33.4 million in deposits assumed during February 1997 and an additional $44.4 million in deposits assumed during October 1997, the Bank continued to maintain an extremely strong liquidity position throughout 1998 (more than $85 million at December 31, 1998). During 1999, that strong liquidity position began to decline as loan volume increased and time deposits declined, providing a stronger earning asset mix as well as an increased net interest margin.

During 2000, loan volume continued to increase, and to further fund loan growth as overnight funds were used up, the Bank sought to utilize its secured and unsecured short-term borrowings. The secured portion of these short-term borrowings would be collateralized by the Bank's investment portfolio, and certain portions of the loan portfolio. Many of these borrowing lines had been put into place during the later part of 1999 as a result of the Bank's Year 2000 preparedness strategy. Use of these borrowings not only gives the Bank the ability to fund loan growth without having to seek longer term, high cost time deposits, but it also helps to mitigate the Bank's overall interest rate risk. The borrowings are generally very short-term and more closely match the repricing characteristics of floating rate loans which comprise approximately 65.5% of the Bank's loan portfolio at December 31, 2000.

The following table sets forth the contractual maturities of the Bank's fixed rate and floating rate loans as of December 31, 2000. The amounts presented are shown by maturity dates rather than repricing periods and do not consider renewals or prepayments of loans (dollars in thousands).

                                                    Due after one          Due
                                   Due in one       year through        after five
                                  year or less       five years           years             Total
                                 --------------    --------------    --------------    --------------
Accruing loans:
   Fixed rate loans                      $9,403           $44,549           $36,046           $89,998
   Floating rate loans                  103,369            32,090            33,102           168,561
                                 --------------    --------------    --------------    --------------
      Total accruing loans              112,772            76,639            69,148           258,559
Nonaccrual loans:
   Fixed rate loans                          13                23               178               214
   Floating rate loans                    1,030             1,566                 0             2,596
                                 --------------    --------------    --------------    --------------
       Total nonaccrual loans             1,043             1,589               178             2,810
                                 --------------    --------------    --------------    --------------
Total loans                            $113,815           $78,228           $69,326          $261,369
                                 ==============    ==============    ==============    ==============

Cash and cash equivalents totaled $19.2 million at December 31, 2000 as compared $11.8 million at December 31, 1999. As seen in the table above, nearly $113.8 million or 43.5% of the loan portfolio matures within one year and another $78.2 million or 29.9% of the portfolio matures between one and five years. In addition, $13.2 million of the securities portfolio will mature or is likely to be called within one year, and another $31.4 million will mature between one and five years. Other sources of liquidity include confirmed lines of credit from other banks and from the Federal Reserve Bank. The Bank does not currently have significant capital requirements and management believes that the Bank has more than adequate liquidity to meet its future needs.

The following table summarizes the maturities and yields of the Bank's securities at December 31, 2000 (dollars in thousands). The principal payments on U.S. government agency and collateralized mortgage obligations are based on prevailing industry prepayment assumptions, and may fluctuate based on market interest rates. In general, increasing interest rates will lengthen the average maturity and decreasing rates will shorten the average maturity of these instruments.

                                                                        Maturing
                              ------------------------------------------------------------------------------------------
                                                          After One but          After Five but
                                  Within One Year       Within Five Years       Within Ten Years      After Ten Years
                              ------------------------------------------------------------------------------------------
                                Amount     Yield (1)   Amount     Yield (1)    Amount    Yield (1)   Amount   Yield (1)
                              ------------------------------------------------------------------------------------------
Available-for-sale:
  U.S. Government agencies     $12,535       8.03%    $18,723       6.30%                           $11,674       7.39%
  U.S. Government agency
     collateralized
     mortgage obligations          458       5.68%        764       5.78%        120       6.38%
  Obligations of state and
     political subdivisions        161       4.14%      1,632       4.26%                             1,596       5.04%
  Other debt securities -
     corporate bonds                                                                                  2,095      10.26%
                              ------------------------------------------------------------------------------------------
  Total available-for-sale     $13,154       7.90%    $21,119       6.12%       $120       6.38%    $15,365       7.54%
                              ==========================================================================================
Held-to-maturity:
  U.S. Government agencies                            $10,248       5.88%
                              ==========================================================================================
Total  securities              $13,154       7.90%    $31,367       6.04%       $120       6.38%    $15,365       7.54%
                              ==========================================================================================

(1) Weighted average yields are not computed on a tax equivalent basis

Interest Rate Sensitivity and Market Risk

An interest rate-sensitive asset or liability is one that, within a defined time period, either matures or is subject to interest rate adjustments as market rates of interest change. Interest rate sensitivity is the measure of the volatility of earnings from movements in market rates of interest, which is generally reflected in interest rate spread. As interest rates change in the market place, yields earned on assets do not necessarily move in tandem with interest rates paid on liabilities. Interest rate sensitivity is related to liquidity in that each is affected by maturing assets and sources of funds. Interest rate sensitivity is also affected by assets and liabilities with interest rates that are subject to change prior to maturity.

Changes in interest rates also affect the Bank's underlying market value (also referred to as economic value of equity). In general, market value risk is represented by the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The value of the Bank's interest-sensitive assets and liabilities and interest-rate-related off-balance-sheet items is affected by a change in rates because the present value of future cash flows, and in some cases the cash flows themselves, are changed.

The object of interest rate risk management is to minimize the adverse impact on earnings from interest rate changes in the marketplace. In recent years, deregulation, causing liabilities to become more interest rate sensitive, combined with interest rate volatility in the capital markets, has placed additional emphasis on this principle. When management de-cides to maintain repricing imbalances, it does so on the basis of a well conceived strategy designed to ensure that the risk is not excessive and that liquidity is properly maintained. The Bank's interest rate risk management is the responsibility of the Asset/Liability Management Committee (ALCO) which reports to the Board of Directors on a periodic basis, pursuant to established operating policies and procedures.

The Bank's asset/liability profile is not complex. The Bank does not currently engage in trading activities or use derivatives to control interest rate risk, although it has the ability to do so if deemed necessary by ALCO and approved by the Board of Directors. In the short term, the Bank is apparently subject to interest rate risk to the extent that its liabilities have the potential to reprice more quickly than its assets. At December 31, 2000, the Bank had a cumulative 12 month GAP of $(49.6) million or -15.6% of total earning assets (see below for a discussion of the Bank's GAP in a declining rate environment). Management believes the GAP analysis shown below is not entirely indicative of the Bank's actual interest rate sensitivity, because certain interest-sensitive liabilities would not reprice to the same degree as interest-sensitive assets. For example, if the prime rate were to change by 50 basis points, the floating rate loans included in the $165.7 million immediately adjustable category would change by the full 50 basis points. Interest bearing checking and savings accounts which are also included in the immediately adjustable column probably would move only a portion of the 50 basis point rate change and, in fact, might not even move at all. The effects of market value risk have been mitigated to some degree by the makeup of the Bank's balance sheet. Loans are generally short-term or are floating-rate instruments. At December 31, 2000, $192.9 million or 74.6% of the loan portfolio matures or reprices within one year, and only 3.5% of the portfolio matures or reprices in more than 5 years. Total investment securities including call options and prepayment assumptions, have a duration of approximately 1.7 years. Nearly $255.4 million or 95.6% of interest-bearing deposit liabilities mature or can be repriced within the next 12 months, even though the rate elasticity of deposits with no defined maturities may not necessarily be the same as interest-earning assets.

Interest rate risk can be measured through various methods including traditional GAP analysis, Duration and market value analysis as well as income simulation models. The Bank employs these methods and refines these processes to make the most accurate measurements possible. The information provided by these calculations is the basis for management decisions in managing the Bank's interest rate risk.

The following table sets forth the Bank's Gap, or estimated interest rate sensitivity profile based on ending balances as of December 31, 2000, representing the interval of time before earning assets and interest-bearing liabilities may respond to changes in market rates of interest. Assets and liabilities are categorized by repricing opportunity rather than by principal maturities of obligations.

Maturities and Interest Rate Sensitivity
(dollars in thousands)

                                                                            December 31, 2000
                                           --------------------------------------------------------------------------------
                                                                        After Three     After One
                                                         Next Day But    Months But      Year But      After
                                                         Within Three    Within 12     Within Five      Five
                                            Immediately      Months        Months         Years        Years        Total
                                           --------------------------------------------------------------------------------
Interest Rate Sensitivity Gap:
Loans (1) ................................    $165,711      $10,351       $16,849        $56,638       $9,010     $258,559
Investment securities                                        12,681           189         31,015       16,121       60,006
                                           --------------------------------------------------------------------------------
     Total earning assets ................    $165,711      $23,032       $17,038        $87,653      $25,131     $318,565
                                           ================================================================================
Interest-bearing
     transaction accounts ................     $62,143                                                             $62,143
Savings accounts .........................      18,347                                                              18,347
Time deposits ............................      25,466       49,940        51,286         11,657          126      138,475
Federal funds purchased/Other borrowings .      23,323       24,894                                                 48,217
                                           --------------------------------------------------------------------------------
     Total interest-bearing
        liabilities ......................    $129,279      $74,834       $51,286        $11,657         $126     $267,182
                                           ================================================================================
Interest rate sensitivity gap ............     $36,432     ($51,802)     ($34,248)       $75,996      $25,005      $51,383
Cumulative gap ...........................     $36,432     ($15,370)     ($49,618)       $26,378      $51,383
Cumulative gap percentage to
     total earning assets ................        11.4%        -4.8%        -15.6%           8.3%        16.1%

(1) Loan balance does not include nonaccrual loans of $2.810 million.

Since May of 1994, the Bank has offered a two-year floating rate certificate of deposit product to its customers which adjusts with changes in the Prime Rate, but which has an interest rate floor below which the rate paid can not drop. This floating rate CD product is included in the $25.5 million immediately adjustable time deposit category above. The current rates below which the rates on this product can not drop range from 4.50% to 6.50%, with approximately 60.0% of those at a 6.50% floor. With increases in market rates of interest during late 1999 and throughout 2000, some of the floating rate CD's are currently above their floors, but $17.2 million or 70.5% of floating rate time deposits were at their rate floor at December 31, 2000. With the 100 basis point drop in rates during January 2001, $20.3 million or 83.5% floating rate time deposits are at their rate floor at January 31, 2001. For this reason, if market rates of interest were to continue to decline, rates on some of these instruments would not drop and therefore could have a negative impact on the Bank's net margin if instruments were not purchased to counter such events when deemed appropriate.

The Bank utilizes a vendor-purchased simulation model to analyze net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on both a 100 and 200 basis point rise and a 100 and 200 basis point fall in interest rates ramped over a twelve month period, with net interest impacts projected out as far as twenty four months. The model is based on the actual maturity and repricing characteristics of the Bank's interest-sensitive assets and liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment of certain assets and liabilities. Projected net interest income is calculated assuming customers will reinvest maturing deposit accounts and the Bank will originate a certain amount of new loans. The balance sheet growth assumptions utilized correspond closely to the Bank's strategic growth plans and annual budget. Excess cash is invested in overnight funds or other short-term investments such as U.S. Treasuries or commercial paper. Cash shortfalls are covered through additional borrowing of overnight funds. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in net interest income of 12% and 15% in the event of a 100 BP and 200 BP increase or decrease in market interest rates over a 12 month period. Based on the information and assumptions utilized in the simulation model at December 31, 2000, the resultant projected impact to net interest income falls within policy limits set by the Board of Directors for all rate scenarios run.

The Bank also utilizes the same vendor-purchased simulation model to project the impact of changes in interest rates on the underlying market value of all the Bank's assets, liabilities, and off-balance sheet accounts under alternative interest rate scenarios. The resultant net value, as impacted under each projected interest rate scenario, is referred to as the market value of equity ("MV of Equity"). This technique captures the interest rate risk of the Bank's business mix across all maturities. The market analysis is performed using an immediate rate shock of 200 basis points up and down calculating the present value of expected cash flows under each rate environment at applicable discount rates. The market value of loans is calculated by discounting the expected future cash flows over either the term to maturity for fixed rate loans or scheduled repricing for floating rate loans using the current rate at which similar loans would be made to borrowers with similar credit ratings. The market value of investment securities is based on quoted market prices obtained from reliable independent brokers. The market value of time deposits is calculated by discounting the expected cash flows using current rates for similar instruments of comparable maturities. The market value of deposits with no defined maturites, including interest-bearing checking, money market and savings accounts is calculated by discounting the expected cash flows at a rate equal to the difference between the cost of these deposits and the alternate use of the funds - federal funds in this case. Assumed maturities for these deposits are estimated using decay analysis and are generally assumed to have implied maturities of less than five years. For noninterest sensitive assets and liabilities, the market value is equal to their carrying value amounts at the reporting date. The Bank's interest rate risk policy establishes maximum decreases in the Bank's market value of equity of 12% and 15% in the event of an immediate and sustained 100 BP and 200 BP increase or decrease in market interest rates. A shown in the table below, the percentage changes in the net market value of the Bank's equity are within policy limits for both rising and falling rate scenarios. As of December 31, 2000, the market value of equity model exhibited greater volatility in a rising interest rate environment than in a declining rate environment primarily as the result of the characteristics of the investment portfolio. The Bank has approximately $38 million in investment securities which are "callable", meaning that the issuer may redeem these securities at an earlier date than the stated maturity. It is likely that in a declining interest rate environment, these securities would be "called" early, which would shorten the securities' term and, would in turn, reduce the impact on the market value of equity. The opposite would be true in a rising interest rate environment; these securities would not likely be "called" prior to the stated maturity date, which would lengthen the securities' term and, would in turn, increase the impact on the market value of equity.

The following sets forth the analysis of the Bank's market value risk inherent in its interest-sensitive financial instruments as they relate to the entire balance sheet at December 31, 2000 and 1999 ($ in thousands). Fair value estimates are subjective in nature and involve uncertainties and significant judgment and, therefore, cannot be determined with absolute precision. Assumptions have been made as to the appropriate discount rates, prepayment speeds, expected cash flows and other variables. Changes in these assumptions significantly affect the estimates and as such, the obtained fair value may not be indicative of the value negotiated in the actual sale or liquidation of such financial instruments, nor comparable to that reported by other financial institutions. In addition, fair value estimates are based on existing financial instruments without attempting to estimate future business.

                                 December 31, 2000                                December 31, 1999
                  ------------------------------------------------------------------------------------------------
    Change in       Estimated MV    Change in MV     Change in MV     Estimated MV    Change in MV    Change in MV
      Rates          Of Equity      of Equity $      of Equity %       of Equity      of Equity $      of Equity %
------------------------------------------------------------------------------------------------------------------
    + 200 BP         $42,193          $(1,587)           -3.62%         $35,876         $(1,084)         -2.93%
    + 100 BP          43,129             (650)           -1.49%          36,563            (397)         -1.07%
      0 BP            43,780                0             0.00%          36,960               0           0.00%
    - 100 BP          43,397             (382)           -0.87%          36,808            (152)         -0.41%
    - 200 BP          42,969             (811)           -1.85%          35,993            (967)         -2.62%

Regulatory Matters

Capital Adequacy

The capital adequacy of banking institutions has become increasingly important in recent years. The deregulation of the banking industry during the 1980's has resulted in, among other things, a broadening of business activities beyond that of traditional banking products and services. Because of this volatility within the banking industry, regulatory agencies have increased their focus upon ensuring that banking institutions meet certain capital requirements as a means of protecting depositors and investors against such volatility.

The Board of Governors of the Federal Reserve System ("Board of Governors") has adopted regulations requiring insured institutions to maintain a minimum leverage ratio of Tier 1 capital (the sum of common shareholders' equity, noncumulative perpetual preferred stock and minority interests in consolidated subsidiaries, minus intangible assets, identified losses and investments in certain subsidiaries, plus unrealized losses or minus unrealized gains on available for sale securities) to total assets. Institutions which have received the highest composite regulatory rating and which are not experiencing or anticipating significant growth are required to maintain a minimum leverage capital ratio of 3% Tier 1 capital to total assets. All other institutions are required to maintain a minimum leverage capital ratio of at least 100 to 200 basis points above the 3% minimum requirement.

The Board of Governors has also adopted a statement of policy, supplementing its leverage capital ratio requirements, which provided definitions of qualifying total capital (consisting of Tier 1 capital and supplementary capital, including the allowance for loan losses up to a maximum of 1.25% of risk-weighted assets) and set forth minimum risk-based capital ratios of capital to risk-weighted assets. Insured institutions are required to maintain a ratio of qualifying total capital to risk weighted assets of 8%, at least one-half (4%) of which must be in the form of Tier 1 capital.

The following table sets forth the Bank's capital positions under the regulatory guidelines discussed above:

                                                                      Minimum
                                                      December 31,    Capital
                                                          2000         Ratios
                                                      -----------------------
      Total risk-based capital ratio                     10.85%         8.00%
      Tier 1 capital to risk-weighted assets              9.65%         4.00%
      Leverage ratio                                      8.81%         3.00%

As is indicated by the above table, the Bank exceeded all applicable regulatory capital guidelines at December 31, 2000. The Bank's management believes that, under the current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future.

Dividends

The Bank, as a state-chartered bank, is subject to dividend restrictions set forth in California state banking law, and administered by the California Commissioner of Financial Institutions ("Commissioner"). Under such restrictions, the Bank may not pay cash dividends in an amount which exceeds the lesser of retained earnings of the Bank or the Bank's net income for the last three fiscal years (less the amount of distributions to shareholders during that time). If the above test is not met, cash dividends may only be paid with the prior approval of the Commissioner, in an amount not exceeding the Bank's net income for its last fiscal year or the amount of its net income for the current fiscal year. This is not the case with the Bank. Year-to-date dividends of $1.9 million paid through December 31, 2000, were well within maximum allowed under those regulatory guidelines, without approval of the Commissioner.

Reserve Balances

The Bank is required to maintain average reserve balances with the Federal Reserve Bank. At December 31, 2000 the Bank's qualifying balance with the Federal Reserve was approximately $3.8 million, consisting of vault cash and balances.

Year 2000 Disclosure

The date rollover into the year 2000 was a non-event for the Bank. It has not experienced any computer-related problems during the year end December 31, 2000, and it does not anticipate any computer-related problems in the future as a result of the year 2000 date rollover. The Bank will, however, continue to monitor its loan portfolio and customer base for potential emerging year 2000 related problems.

The Bank has not incurred any Year 2000 costs during the year ended December 31, 2000 and incurred approximately $15 thousand in Year 2000 costs during the year ended December 31, 1999. Year 2000 costs were expensed as incurred and have been funded from the continuing operations of the Bank. A substantial cost of the Year 2000 project has been reallocation of internal resources, and therefore does not represent incremental expense to the Bank. It is difficult to determine the estimated value of internal resources allocated to Year 2000 readiness efforts.
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